85 Years of
Strength, Stability and
Sound Judgment


CLIFTON
SAVINGS
BANCORP, INC.
The Commonsense Bank

# Annual Report 2013

# Financial Highlights



## Net Loans Receivable
(In thousands)

| 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| $456,812 | $436,833 | $441,746 | $477,516 | $468,500 |

## Deposits
(In thousands)

| 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| $763,692 | $826,275 | $837,385 | $758,152 | $633,582 |

## Total Equity
(In thousands)

| 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| $187,328 | $186,461 | $179,966 | $175,992 | $173,164 |

## Total Assets
(In thousands)

| 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| $1,016,084 | $1,101,440 | $1,122,633 | $1,067,707 | $959,770 |



# Table of Contents





## Clifton Savings Bancorp, Inc.

Clifton Savings Bancorp, Inc., headquartered in Clifton, New Jersey, is the holding company for Clifton Savings Bank. A majority of the outstanding shares of Clifton Savings Bancorp's common stock is owned by Clifton MHC, the mutual holding company of Clifton Savings Bank. Clifton Savings Bank operates as a community-oriented financial institution, dedicated to serving the financial service needs of consumers and businesses with a variety of deposit and loan products from its main and mortgage offices and eleven full-service banking offices in northeast New Jersey. Clifton Savings Bank has one wholly owned subsidiary, Botany Inc., a New Jersey corporation which serves as an investment company.

# To Our Shareholders



Once again this year we pursued a steadfast, long-term approach to banking that maintains our financial stability in a challenging economic environment. Specifically, at or for our year ended March 31, 2013:

- Shareholders' equity increased $867,000, or 0.5%, to $187.3 million;
- Net income was $6.6 million;
- Net interest rate spread increased 5 basis points, to 2.18%;
- Net interest income was $23.6 million;
- Total assets were $1.02 billion;
- Net charge-offs totaled $352,000;
- Percentage of non-accrual loans to total loans was 1.29%;
- Deposits totaled $763.7 million;
- Basic and diluted earnings per common share totaled $0.26;
- Dividends per share remained steady at $0.24; and
- Interest-earning assets totaled $949.7 million.

**These results in uncertain economic times validate our conservative approach to investing.**

Proof that our fiscal approach pays off was reflected in our loan quality at the end of the fiscal year. Our ratio of nonperforming loans to total gross loans at March 31, 2013, was 1.29%, among the lowest of any publicly traded, billion-dollar financial institutions in New Jersey. Moreover, our ratio of nonperforming assets to total assets was 0.60% at March 31, 2013.

Another important indicator of our performance is that our total risk-based capital of 40.52% as of March 31, 2013, exceeded that of all public banks and all public thrifts in New Jersey.

## Shareholder Value

As of March 31, 2013, we have paid 36 consecutive dividends since becoming a public company in March of 2004.

## Loan Quality

In the years since our founding in 1928, our focused approach to lending has not varied. We have consistently sought to assist community residents to acquire and improve real estate. When we became a public company in 2004, we stated that we would continue "to use conservative underwriting practices to maintain the high quality of our loan portfolio." We use sound judgment, are strong and stable, and have only **one foreclosed property** on our books.

To maintain such loan quality is difficult, especially in hard economic times. It is even more difficult when the low- and moderate-income (LMI) borrowers whom we seek to attract are finding the expense of renting easier to handle than the cost of buying. We have approximately 2,230 loans in our portfolio as compared to 2,200 a year ago. Reflecting the year's increase in real estate sales, our net loans increased by 4.6%, to $456.8 million as of March 31, 2013.

Our lending focus has always been on 1- to 4-family residential loans. We ensure that we maintain a healthy base of these loans through our community reinvestment area, which extends to our core market area in northeastern New Jersey and in which we offer reduced-interest mortgage rates and favorable terms to first-time home buyers and to LMI buyers.

However, in order to accommodate countless requests over many years, we have decided to accept more commercial lending applications, exercising the same conservative underwriting that is our trademark. In October 2012, we relocated our residential mortgage office to 4 Brighton Avenue in Clifton and located the new commercial office in the corporate headquarters, also in Clifton. We are very pleased with the last quarter's increased activity in both residential and commercial lending. And we remain active in the community, evaluating prospective real estate properties to ensure that investments meet our safe and sound lending standards.

**We are firm in our commitment to provide increased and conservative lending and look forward to a positive effect on shareholder returns in the future quarters.**

## Interest Rates

One needs a crystal ball to predict mortgage interest rates. What we know is that they are as low now as anyone can remember. Some banks have been doing a land-office mortgage refinance business in the past several years as homeowners have taken advantage of available lower rates.



But the result has been that the banks' portfolios aren't earning what they did previously. We share in this unusual dilemma, offering 30-year, fixed-rate 1- to 4-family mortgages in the 3% range and adjustable rate 1- to 4-family mortgage loans in the 2% range.

Rates will rise, but no one really knows when. We ignore the predictions of so-called experts who "confidently" advise that rates will rise at the end of this year or early next year. In the meantime, we try to avoid too many long-term mortgages at low rates while also seeking to attract LMI borrowers who demand such low-rate mortgages, and we underwrite carefully and work efficiently.

## Our Values

Clifton Savings Bank's success depends on the customer service delivered at each of our 12 branches and at our mortgage office that relocated this past year in Clifton. Our staff delivers consistent, personally oriented service to a loyal base of depositors and borrowers. We care and our customers know we care. In addition to standard conveniences such as ATMs and drive-up window service at many of our branches, we also offer extended hours.

**At Clifton Savings, personal banking is still personal.** When you call during business hours, you will discover that a real person answers our phones and helps you get the banking information you want. At the end of the business day, you can still reach us through our 24-hour FastBanking service. We also provide small-business checking accounts, specifically designed to give business customers low-cost, unlimited check writing coupled with our friendly neighborhood service and convenience.

And we provide 24-hour Internet banking, which enables you to review your balance and transaction history, transfer funds between accounts, and stop payments on checks—and it's free! You'll find that paying bills online is simple and convenient. With our Bill Pay system you can schedule automatic payments for recurring bills and review and edit upcoming scheduled payments. Bill Pay is more than an online checkbook—it's also a great budgeting tool. And it too is free.

## Our Community Reinvestment Status

Clifton Savings Bank received a "Needs to Improve" Community Reinvestment Act (CRA) rating in its last evaluation as of December 27, 2010, by our former regulator, the Office of Thrift Supervision. Since that time, we have continued our effort to improve our CRA lending to LMI borrowers and neighborhoods through loan originations and purchases and remain committed to improving our CRA rating.

**We are honored to have received the 2012 New Jersey Bankers Association Community Service Award for outstanding efforts to improve the lives of New Jersey citizens and communities.**

## Our Next Decade

We are grateful to our shareholders, borrowers, depositors and employees for the confidence they have placed in us. Our continued growth is a testament to that confidence. In less than 10 years, since we became a public company, we have grown to become a billion-dollar mutual holding company with the greatest percent of capital in New Jersey. And we did it the way we said we would, conservatively. As we look to the future, we plan no change in our conservative approach.

John A. Celentano, Jr.
*Chairman of the Board and Chief Executive Officer*

Walter Celuch
*President and Corporate Secretary*

# Selected Consolidated Financial and Other Data

The following table sets forth certain consolidated summary historical financial information concerning the financial position of Clifton Savings Bancorp, Inc., including its subsidiary, Clifton Savings Bank, and Clifton Savings Bank's subsidiary, Botany Inc., for the dates indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes of Clifton Savings Bancorp, Inc., appearing later in this annual report.

## Financial Condition Data

| | At March 31, | | | | |
|---|---|---|---|---|---|
| | 2013 | 2012 | 2011 | 2010 | 2009 |
| | (Dollars in thousands) | | | | |
| Total assets | $1,016,084 | $1,101,440 | $1,122,633 | $1,067,707 | $959,770 |
| Loans receivable, net | 456,812 | 436,833 | 441,746 | 477,516 | 468,500 |
| Cash and cash equivalents | 25,896 | 40,257 | 58,069 | 33,461 | 51,126 |
| Securities | 478,127 | 574,209 | 571,059 | 507,913 | 394,374 |
| Deposits | 763,692 | 826,275 | 837,385 | 758,152 | 633,582 |
| FHLB advances | 52,500 | 78,679 | 95,668 | 123,737 | 144,272 |
| Total stockholders' equity | 187,328 | 186,461 | 179,966 | 175,992 | 173,164 |

## Operating Data

| | Year Ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2013 | 2012 | 2011 | 2010 | 2009 |
| | (Dollars in thousands, except per share data) | | | | |
| Interest income | $35,393 | $41,074 | $44,940 | $44,956 | $44,401 |
| Interest expense | 11,837 | 16,149 | 19,245 | 22,966 | 25,939 |
| Net interest income | 23,556 | 24,925 | 25,695 | 21,990 | 18,462 |
| Provision for loan losses | 762 | 247 | 102 | 433 | 260 |
| Net interest income after provision for loan losses | 22,794 | 24,678 | 25,593 | 21,557 | 18,202 |
| Noninterest income (excluding gains and losses) | 1,136 | 1,078 | 1,107 | 1,136 | 1,150 |
| Net (loss) gain on sale and disposal of premises and equipment | (3) | (9) | 327 | - | - |
| Loss on write-down of land for sale | (99) | (156) | (397) | - | - |
| Loss on extinguishment of debt | (527) | - | - | - | - |
| Gain on sale of securities | 647 | - | 872 | - | - |
| Noninterest expenses | 13,911 | 13,539 | 13,814 | 13,250 | 11,852 |
| Income before income taxes | 10,037 | 12,052 | 13,688 | 9,443 | 7,500 |
| Income taxes | 3,427 | 4,175 | 4,876 | 3,146 | 2,364 |
| Net income | $ 6,610 | $ 7,877 | $ 8,812 | $ 6,297 | $ 5,136 |
| Basic and diluted earnings per share | $ 0.26 | $ 0.31 | $ 0.34 | $ 0.24 | $ 0.20 |

## Performance Ratios

| | At or For the Year Ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2013 | 2012 | 2011 | 2010 | 2009 |
| Return on average assets | 0.63% | 0.70% | 0.79% | 0.62% | 0.56% |
| Return on average equity | 3.54% | 4.30% | 4.97% | 3.60% | 3.01% |
| Interest rate spread (1) | 2.18% | 2.13% | 2.20% | 1.96% | 1.59% |
| Net interest margin (2) | 2.39% | 2.36% | 2.46% | 2.31% | 2.12% |
| Noninterest expense to average assets | 1.33% | 1.20% | 1.24% | 1.30% | 1.29% |
| Efficiency ratio (3) | 56.30% | 52.40% | 50.04% | 57.29% | 60.43% |
| Average interest-earning assets to average interest-bearing liabilities | 1.18x | 1.15x | 1.14x | 1.14x | 1.18x |
| Average equity to average assets | 17.81% | 16.29% | 15.96% | 17.10% | 18.51% |
| Basic and diluted earnings per share | $0.26 | $0.31 | $0.34 | $0.24 | $0.20 |
| Dividends per share (4) | $0.24 | $0.24 | $0.24 | $0.20 | $0.20 |
| Dividend payout ratio (4) | 93.09% | 26.77% | 23.90% | 28.98% | 36.45% |

## Capital Ratios (5)

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| Core (tier 1) capital | 16.41% | 14.58% | 14.12% | 14.52% | 15.61% |
| Tier 1 risk-based capital | 39.92% | 37.82% | 41.37% | 40.91% | 41.56% |
| Total risk-based capital | 40.52% | 38.31% | 41.86% | 41.45% | 42.04% |

## Asset Quality Ratios

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| Allowance for loan losses as a percent of total gross loans | 0.55% | 0.48% | 0.42% | 0.43% | 0.36% |
| Allowance for loan losses as a percent of nonperforming loans | 42.41% | 55.38% | 58.55% | 83.27% | 195.40% |
| Net charge-offs to average outstanding loans during the period | 0.08% | 0.01% | 0.06% | 0.02% | 0.00% |
| Nonperforming loans as a percent of total gross loans | 1.29% | 0.86% | 0.72% | 0.51% | 0.19% |
| Nonperforming assets as a percent of total assets | 0.60% | 0.36% | 0.30% | 0.23% | 0.09% |

## Other Data

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| Number of: Real estate loans outstanding | 2,230 | 2,191 | 2,248 | 2,376 | 2,373 |
| Deposit accounts | 29,295 | 31,694 | 33,368 | 33,277 | 32,249 |
| Full-service customer service facilities | 12 | 12 | 12 | 11 | 10 |

*(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.*
*(2) Represents net interest income as a percent of average interest-earning assets.*
*(3) Represents noninterest expense divided by the sum of net interest income and noninterest income, including gains and losses on the sale, disposal or write-down of assets and extinguishment of debt.*
*(4) Reflects only shares of common stock held by stockholders other than Clifton MHC for all periods except 2013.*
*(5) Ratios are for Clifton Savings Bank and subsidiary only.*


SEC MAIL PROCESSING
RECEIVED
JUL 0 3 2013
WASH, D.C.
193
SECTION

# Management's Discussion and Analysis of Financial Condition and Results of Operations

The objective of this section is to help you understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the consolidated financial statements that appear later in this annual report.

This section contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts, but rather are statements based on Clifton Savings Bancorp, Inc.'s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include interest rate trends, the general economic climate in the market area in which Clifton Savings Bancorp operates, as well as nationwide, Clifton Savings Bancorp's ability to control costs and expenses, competitive products and pricing, loan delinquency rates and changes in federal and state legislation and regulation. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. Clifton Savings Bancorp assumes no obligation to update any forward-looking statements.

## Operating Strategy

We are a retail-oriented financial institution dedicated to serving the needs of customers in our primary market area. We have a long tradition of focusing on the needs of consumers in our community and being an active corporate citizen. We deliver personalized service and respond with flexibility to customer needs; we believe our community orientation is attractive to our customers and distinguishes us from the large regional banks and other financial institutions that operate in our market area. We intend to maintain this focus as we grow.

***Retail Products.*** We seek deposits primarily from our customers in Passaic and Bergen Counties, New Jersey, where our branch offices are located. Our retail deposit products include savings accounts, non-interest and interest-bearing checking accounts, money market accounts and certificates of deposit. We intend to increase our future deposits by continuing to offer exceptional customer service, competitive rates, as well as by enhancing our branch network.

***Lending Products.*** We primarily originate owner-occupied, one- to four-family mortgage loans in our market area, which consists of Passaic, Bergen and Essex Counties in New Jersey. To a much lesser extent, we also originate multi-family and commercial real estate loans, second mortgage and home equity loans, construction to permanent loans and passbook consumer loans. We utilize conservative underwriting strategies for all of our lending products. We originate loans solely for our own portfolio, rather than for sale, and we service all of the loans we originate. We also purchase loans for our portfolio. We review each loan we purchase using the same conservative underwriting procedures we rely on when originating loans.

***Cost Control.*** We are very effective at managing our costs of operations. For the year ended March 31, 2013, our efficiency ratio was 56.3%, meaning that it costs $0.56 in overhead to produce one dollar of revenue. We have efficiently staffed our branch offices and carefully monitor our operating expenses. In addition, our one- to four-family lending strategy and our effective management of credit risk in our enterprise allow us to service our loan portfolio at efficient levels because it costs less to service a portfolio of performing loans.

***Asset Quality.*** We use underwriting standards that are designed to limit our exposure to credit risk, and we have a loan portfolio that primarily consists of owner-occupied, one- to four-family loans. At March 31, 2013, our nonperforming loans as a percentage of total assets were 0.58%.

***Capital.*** Our capital ratios are well in excess of the well-capitalized standards set by the Office of the Comptroller of the Currency. We believe that maintaining a strong capital position safeguards the long-term interests of Clifton Savings Bank and our stockholders.

## Overview

***Income.*** We have two primary sources of pre-tax income. The first is net interest income. Net interest income is the difference between interest income (which is the income that we earn on our loans and investments) and interest expense (which is the interest that we pay on our deposits and borrowings).

To a much lesser extent, we also recognize pre-tax income from fee and service charge income – the compensation we receive from providing products and services, and the increase in the cash surrender value of bank owned life insurance. Most of our fee and service charge income comes from service charges on deposit accounts and fees for late loan payments. We also earn fee and service charge income from ATM charges and other fees and charges. The cash surrender value of bank owned life insurance is recorded in the consolidated statement of financial condition as an asset and the change in cash surrender value is recorded as non-interest income.

***Expenses.*** The expenses we incur in operating our business consist of salary and employee benefits expenses, occupancy expenses, equipment expenses, directors' compensation, advertising expenses, legal expenses, federal deposit insurance premiums and other miscellaneous expenses.

Salary and employee benefits expenses consist primarily of the salaries and wages paid to our employees, payroll taxes and expenses for retirement and other employee benefits. Occupancy expenses, which are the fixed and variable costs of building and related equipment, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance and costs of utilities. Equipment expenses include fees paid to our third-party data processing service, telephone expense and expenses and depreciation charges related to premises and banking equipment. Depreciation of premises and banking equipment is computed using the straight-line method based on the useful lives of the related assets. Estimated lives are 5 to 40 years for building and improvements, 5 to 20 years for land improvements and 2 to 10 years for furnishings and equipment. Leasehold improvements are amortized over the shorter of the useful life of the asset or term of the lease.

Other miscellaneous expenses include expenses for accountants and consultants, charitable contributions, insurance, office supplies, printing, postage and other miscellaneous operating expenses.

## Critical Accounting Policies

In reviewing and understanding financial information for Clifton Savings Bancorp, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements included elsewhere in this annual report. These policies are described in Note 1 of the notes to our consolidated financial statements. The accounting and financial reporting policies of Clifton Savings Bancorp conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which we believe to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the periods presented.

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income, to be critical accounting policies. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the identification of other-than-temporary impairment on securities, the determination of the liabilities and expenses on our defined benefit plans, the determination of the amount of deferred tax assets which are more likely than not to be realized, and the estimation of fair value measurements of financial instruments.

***Allowance for Loan Losses.*** The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon an evaluation of known and inherent losses in the loan portfolio. In determining the allowance for loan losses, we consider the losses inherent in the loan portfolio and changes in the nature and volume of the loan activities, along with the local economic and real estate market conditions. We utilize a two-tier approach: (1) identification of loans that must be reviewed individually for impairment, and (2) establishment of a general valuation allowance on the remainder of the loan portfolio. We maintain a loan review system which allows for a periodic review of the loan portfolio and the early identification of impaired loans. One- to four-family real estate loans and consumer installment loans are considered to be homogeneous and, therefore, are not separately evaluated for impairment unless they are considered troubled debt restructurings. A loan is considered to be a troubled debt restructuring when, to maximize the recovery of the loan we modify the borrower's existing loan terms and conditions in response to financial difficulties experienced by the borrower.

We take into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of borrowers. A loan is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts when due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated individually. We do not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Payments received on impaired loans are recognized as interest income and then applied to principal.

General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss rates, composition of the loan portfolio, current economic conditions and management's judgment. Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their financial condition, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans among other factors. These other risk factors are continually reviewed and revised by management using relevant information available at the time of the evaluation.

Although we believe that we use the best information available to recognize losses on loans and establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of the Comptroller of the Currency, as an integral part of its examination process, periodically reviews the adequacy of our allowance for loan losses. That agency may require us to recognize additions to the allowance based on its judgments about information available to it at the time of its examination.

***Other-than-Temporary Impairment of Securities.*** If the fair value of a security is less than its amortized cost, the security is deemed to be impaired. We evaluate all securities with unrealized losses quarterly to determine if such impairments are "temporary" or "other-than-temporary" in accordance with Accounting Standards Codification ("ASC") Topic 320, *Investment – Debt and Equity Securities.*

***Defined Benefit Plans.*** The liabilities and expenses for our defined benefit plans are based upon actuarial assumptions of future events, including interest rates, rates of increase in compensation and the length of time we will have to provide those benefits. Actual results may differ from these assumptions. These assumptions are reviewed and updated annually and management believes the estimates are reasonable.

***Deferred Income Taxes.*** We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If currently available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax assets and liabilities. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets are inherently subjective and are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance that results in additional income tax expense in the period in which it is recognized would negatively affect earnings. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets.

***Fair Value Measurements.*** We use our best judgment in estimating fair value measurements of Clifton Savings Bank's financial instruments; however, there are inherent weaknesses in any estimation technique. We utilize various assumptions and valuation techniques to determine fair value, including, but not limited to cash flows, discount rates, rate of return, adjustments for nonperformance and liquidity, quoted market prices, and appraisals. The fair value estimates are not necessarily indicative of the actual amounts that could have been realized in a sales transaction on the dates indicated. The estimated fair value amounts have not been re-evaluated or updated subsequent to the respective reporting dates. As such, the estimated fair values subsequent to the respective dates may be different than the amounts reported.

## Statement of Financial Condition

***General.*** Total assets decreased $85.4 million, or 7.8%, to $1.02 billion at March 31, 2013 from $1.10 billion at March 31, 2012. Loans receivable, net, increased $20.0 million, or 4.6%, from $436.8 million at March 31, 2012 to $456.8 million at March 31, 2013. The increase during the year ended March 31, 2013 resulted primarily from the origination volume and purchases of loans being higher than repayment levels. The largest increase in the loan portfolio was in one -to four-family loans which increased $21.1 million, or 5.3%. Securities decreased $96.1 million, or 16.7%, to $478.1 million at March 31, 2013 from $574.2 million at March 31, 2012. Cash and cash equivalents decreased $14.4 million, or 35.7%, to $25.9 million at March 31, 2013 from $40.3 million at March 31, 2012, as these funds were redeployed into higher yielding assets. Bank owned life insurance increased by $7.9 million to $35.5 million at March 31, 2013 from $27.6 million at March 31, 2012. Clifton Savings Bank determined that it is in its best interest to recover and/or offset certain costs associated with employee benefit programs sponsored by Clifton Savings Bank as well as provide selected management with pre-retirement supplemental death benefits, and that bank owned life insurance would be an effective vehicle to accomplish such cost recoveries. The benefit costs to be recovered include Clifton Savings Bank's annual group medical insurance expenses. Management projected the future costs of such benefits on an "after-tax" basis using conservative assumptions regarding future increases. There are regulatory limitations on the amount of bank owned life insurance that can be purchased. Based upon Clifton Savings Bank's Tier 1 regulatory capital at March 31, 2013, Clifton Savings Bank's ownership of $35.5 million of bank owned life insurance did not exceed its regulatory maximum of $42.2 million. Deposits decreased $62.6 million, or 7.6%, to $763.7 million at March 31, 2012 from $826.3 million at March 31, 2012 due to a strategy of pricing which allowed for a controlled outflow of non-core deposits in order to maintain the net interest margin and spread in the current economic environment.

Total assets decreased $21.2 million, or 1.9%, to $1.10 billion at March 31, 2012 from $1.12 billion at March 31, 2011. Loans receivable, net, decreased $4.9 million, or 1.1%, from $441.7 million at March 31, 2011 to $436.8 million at March 31, 2012. The decrease during the year ended March 31, 2012 resulted primarily from repayment levels on loans slightly exceeding origination volume. The largest decrease in the loan portfolio was in one -to four-family loans which decreased $7.2 million, or 1.8%. Securities increased $3.1 million, or 0.6%, to $574.2 million at March 31, 2012 from $571.1 million at March 31, 2011. Other assets decreased approximately $812,000 for the year ended March 31, 2012 primarily due to decreases of $469,000 in prepaid FDIC premiums and the write-down of land held for sale of $156,000. Deposits decreased $11.1 million, or 1.3%, to $826.3 million at March 31, 2012 from $837.4 million at March 31, 2011.

Clifton Savings Bancorp has repurchased 4.9 million shares of its stock in conjunction with its repurchase programs since its initial public offering. All repurchased stock is carried on Clifton Savings Bancorp's statement of financial condition as treasury stock. Clifton Savings Bancorp has repurchased stock because it has had the capital to do so and believed it was a good investment given the price at which Clifton Savings Bancorp's stock has traded.

***Loans.*** Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family homes, and to a much lesser extent, multi-family and commercial real estate and construction loans. At March 31, 2013, real estate mortgage and construction loans totaled $448.8 million, or 97.9% of total loans, compared to $428.5 million, or 97.4% of total loans, at March 31, 2012. The increase in these loans during the year ended March 31, 2013 was due to loan origination volume and purchases exceeding repayment levels. Purchases of one- to four-family loans increased during the year ended March 31, 2013 and are expected to continue as they are an excellent source to supplement internal loan volume. Loans are purchased from various sources including mortgage brokers and other lenders. In late 2012, we also began the process of increasing our multi-family and commercial real estate lending with the formation of a commercial loan department.

At March 31, 2012, real estate mortgage and construction loans totaled $428.5 million, or 97.4% of total loans, compared to $432.6 million, or 97.3% of total loans, at March 31, 2011. The decrease in these loans during the year ended March 31, 2012 was due to repayment levels on loans exceeding origination volume.

At March 31, 2013, the outstanding balance of loans which were purchased and are serviced by other institutions totaled $36.1 million.

The largest segment of our mortgage loan portfolio is one- to four-family loans. At March 31, 2013 and 2012, one- to four-family loans totaled $419.2 million and $398.2 million, respectively, and represented 93.4% and 92.9% of total real estate loans and 91.4% and 90.5% of total loans, respectively. One- to four-family mortgage loans increased $21.1 million, or 5.3%, during the year ended March 31, 2013 and decreased $7.2 million, or 1.8%, during the year ended March 31, 2012.

To a much lesser extent, we originate multi-family and commercial real estate loans, which totaled $28.7 million and $28.9 million, and represented 6.3% and 6.6% of total loans as of March 31, 2013 and March 31, 2012, respectively. Multi-family and commercial real estate loans decreased $267,000, or 0.9%, during the year ended March 31, 2013 and increased $4.1 million, or 16.5%, during the year ended March 31, 2012.

We also originate consumer loans which include second mortgage loans, loans secured by passbook or certificate accounts and home equity lines of credit. Consumer loans totaled $9.7 million and $10.8 million and represented 2.1% and 2.5% of total loans at March 31, 2013 and 2012, respectively.

The following table sets forth the composition of our loan portfolio at the dates indicated.

| | At March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | 2012 | | 2011 | |
| (Dollars in thousands) | Amount | Percent | Amount | Percent | Amount | Percent |
| Real estate: | | | | | | |
| One- to four-family | $419,240 | 91.41% | $398,174 | 90.53% | $405,331 | 91.15% |
| Multi-family | 14,990 | 3.27 | 14,084 | 3.20 | 12,708 | 2.86 |
| Commercial | 13,671 | 2.98 | 14,844 | 3.37 | 12,126 | 2.73 |
| Construction | 937 | 0.20 | 1,380 | 0.32 | 2,454 | 0.55 |
| Total real estate loans | 448,838 | 97.86 | 428,482 | 97.42 | 432,619 | 97.29 |
| Consumer: | | | | | | |
| Second mortgage | 6,687 | 1.46 | 7,892 | 1.79 | 8,602 | 1.93 |
| Passbook or certificate | 838 | 0.18 | 797 | 0.18 | 967 | 0.22 |
| Equity lines of credit | 2,218 | 0.49 | 2,097 | 0.48 | 1,949 | 0.44 |
| Total consumer loans | 9,743 | 2.13 | 10,786 | 2.45 | 11,518 | 2.59 |
| Other loans | 55 | 0.01 | 555 | 0.13 | 555 | 0.12 |
| Total gross loans | 458,636 | 100.00% | 439,823 | 100.00% | 444,692 | 100.00% |
| Loans in process | (169) | | (744) | | (931) | |
| Net purchase premiums, discounts and deferred loan fees (costs) | 845 | | (156) | | (135) | |
| Allowance for loan losses | (2,500) | | (2,090) | | (1,880) | |
| Total loans receivable, net | $456,812 | | $436,833 | | $441,746 | |

| (Dollars in thousands) | At March 31, 2010 Amount | 2010 Percent | 2009 Amount | 2009 Percent |
|---|---|---|---|---|
| Real estate: | | | | |
| One- to four-family | $440,937 | 91.90% | $431,055 | 91.82% |
| Multi-family | 12,387 | 2.58 | 10,526 | 2.24 |
| Commercial | 12,188 | 2.54 | 11,360 | 2.42 |
| Construction | 863 | 0.18 | 750 | 0.16 |
| Total real estate loans | 466,375 | 97.20 | 453,691 | 96.64 |
| Consumer: | | | | |
| Second mortgage | 10,454 | 2.18 | 13,055 | 2.78 |
| Passbook or certificate | 1,004 | 0.21 | 1,149 | 0.25 |
| Equity lines of credit | 1,684 | 0.35 | 1,259 | 0.27 |
| Total consumer loans | 13,142 | 2.74 | 15,463 | 3.30 |
| Other loans | 300 | 0.06 | 295 | 0.06 |
| Total gross loans | 479,817 | 100.00% | 469,449 | 100.00% |
| Loans in process | (537) | | (143) | |
| Net purchase premiums, discounts and deferred loan fees (costs) | 286 | | 894 | |
| Allowance for loan losses | (2,050) | | (1,700) | |
| Total loans receivable, net | $477,516 | | $468,500 | |

The following tables set forth certain information at March 31, 2013 regarding the dollar amount of principal repayments becoming due during the periods indicated for loans. The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

| (In thousands) | At March 31, 2013 One- to Four-Family Real Estate | Multi-Family Real Estate | Commercial Real Estate | Construction | Consumer Loans | Other Loans | Total Loans |
|---|---|---|---|---|---|---|---|
| Amounts due in: | | | | | | | |
| One year or less | $ 245 | $ — | $ — | $ 937 | $ 879 | $ 25 | $ 2,086 |
| More than one to three years | 613 | — | — | — | 143 | 30 | 786 |
| More than three to five years | 5,083 | — | — | — | 1,355 | — | 6,438 |
| More than five to ten years | 26,936 | 1,089 | 904 | — | 2,077 | — | 31,006 |
| More than ten to fifteen years | 97,859 | 5,214 | 5,148 | — | 2,686 | — | 110,907 |
| More than fifteen years | 288,504 | 8,687 | 7,619 | — | 2,603 | — | 307,413 |
| Total | $419,240 | $14,990 | $13,671 | $ 937 | $9,743 | $ 55 | $458,636 |

The following table sets forth the dollar amount of all loans at March 31, 2013 that are due after March 31, 2014, respectively, and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process and net premiums and discounts and deferred loan fees (costs), and includes $5.9 million of nonperforming loans at March 31, 2013.

| (In thousands) | Fixed-Rates | Floating or Adjustable-Rates | Total at March 31, 2013 |
|---|---|---|---|
| Real estate: | | | |
| One- to four-family | $342,817 | $76,178 | $418,995 |
| Multi-family | 5,398 | 9,592 | 14,990 |
| Commercial | 7,522 | 6,149 | 13,671 |
| Construction | — | — | — |
| Consumer | 6,657 | 2,207 | 8,864 |
| Other loans | 30 | — | 30 |
| Total | $362,424 | $94,126 | $456,550 |

The following table sets forth loan origination and purchase and sale activity. There were transfers of $215,000, $177,000 and $186,000 to real estate owned during the years ended March 31, 2013, 2012 and 2011, respectively. There were no transfers to real estate owned during any of the other periods presented. Purchases of one-to four-family loans increased during the year ended March 31, 2013 and are expected to continue as they are an excellent source to supplement internal loan volume. Loans are purchased from various sources including mortgage brokers and other lenders. There were no loans sales during the periods presented.

| | Year Ended March 31, | | | | |
|---|---|---|---|---|---|
| (Dollars in thousands) | 2013 | 2012 | 2011 | 2010 | 2009 |
| Total gross loans at beginning of period | $439,823 | $444,692 | $479,817 | $469,449 | $421,481 |
| Originations: | | | | | |
| Real estate: | | | | | |
| One- to four-family | 56,652 | 54,532 | 54,571 | 95,119 | 93,976 |
| Multi-family | — | 2,565 | 1,025 | 2,650 | 2,758 |
| Commercial | — | 4,282 | 550 | 1,718 | 5,281 |
| Construction | 900 | 455 | 1,985 | 2,373 | 750 |
| Total real estate loans | 57,552 | 61,834 | 58,131 | 101,860 | 102,765 |
| Consumer: | | | | | |
| Home equity lines of credit | 895 | 688 | 975 | 1,028 | 1,115 |
| Second mortgage loans | 1,318 | 1,461 | 1,025 | 1,144 | 2,705 |
| Passbook or certificate loans | 251 | 155 | 293 | 491 | 307 |
| Total consumer loans | 2,464 | 2,304 | 2,293 | 2,663 | 4,127 |
| Other loans | — | — | 275 | 30 | — |
| Total loans originated | 60,016 | 64,138 | 60,699 | 104,553 | 106,892 |
| Loans purchased | 47,340 | 20,109 | 1,774 | 2,916 | 4,592 |
| Principal payments, repayments and charge-offs | (88,543) | (89,116) | (97,598) | (97,101) | (63,516) |
| Total gross loans at end of period | $458,636 | $439,823 | $444,692 | $479,817 | $469,449 |

***Securities.*** Our securities portfolio consists primarily of Federal agency debt securities and corporate bonds with maturities of fifteen years or less and mortgage-backed securities with stated final maturities of thirty years or less. At March 31, 2013, securities decreased $96.1 million, or 16.7%, to $478.1 million from $574.2 million at March 31, 2012. Securities increased $3.1 million, or 0.6%, in the year ended March 31, 2012. The decrease for 2013 was the result of investment security calls and repayments of principal on mortgage-backed securities and the increase for 2012 was the result of cash and cash equivalents being invested into these types of securities. All of our mortgage-backed securities were issued by either the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation or Governmental National Mortgage Association.

The following table sets forth the amortized cost and fair value of our securities portfolio at the dates indicated.

| | At March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | 2012 | | 2011 | |
| (In thousands) | Amortized Cost | Fair Value | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| Securities available for sale: | | | | | | |
| Debt securities: | | | | | | |
| Federal National Mortgage Association | $ — | $ — | $ 24,994 | $ 25,035 | $ 5,000 | $ 4,996 |
| Federal Home Loan Banks | — | — | 5,000 | 5,003 | — | — |
| Federal Farm Credit Banks | — | — | 5,000 | 5,006 | — | — |
| Federal Home Loan Mortgage Corporation | 5,000 | 5,004 | 10,000 | 10,027 | 5,000 | 5,006 |
| | 5,000 | 5,004 | 44,994 | 45,071 | 10,000 | 10,002 |
| Mortgage-backed securities: | | | | | | |
| Federal National Mortgage Association | 4,856 | 5,170 | 16,295 | 17,405 | 16,069 | 17,108 |
| Federal Home Loan Mortgage Corporation | 4,838 | 5,225 | 7,118 | 7,719 | 10,151 | 10,829 |
| | 9,694 | 10,395 | 23,413 | 25,124 | 26,220 | 27,937 |
| Total securities available for sale | $14,694 | $15,399 | $ 68,407 | $ 70,195 | $ 36,220 | $ 37,939 |
| Securities held to maturity: | | | | | | |
| Debt securities: | | | | | | |
| Federal National Mortgage Association | $ — | $ — | $ 73,982 | $ 73,999 | $114,949 | $112,856 |
| Federal Home Loan Mortgage Corporation | 5,000 | 4,989 | 23,947 | 24,041 | 39,905 | 39,258 |
| Federal Home Loan Banks | 20,000 | 20,593 | 15,000 | 15,363 | 68,574 | 66,543 |
| Federal Farm Credit Banks | 44,999 | 45,013 | 5,000 | 5,016 | 10,000 | 10,050 |
| | 69,999 | 70,595 | 117,929 | 118,419 | 233,428 | 228,707 |
| Corporate Bonds | 49,917 | 51,867 | 49,855 | 49,862 | — | — |
| | 119,916 | 122,462 | 167,784 | 168,281 | 233,428 | 228,707 |
| Mortgage-backed securities: | | | | | | |
| Federal National Mortgage Association | 207,781 | 214,549 | 157,844 | 165,581 | 120,439 | 123,977 |
| Federal Home Loan Mortgage Corporation | 106,346 | 111,680 | 139,231 | 145,602 | 130,980 | 135,059 |
| Governmental National Mortgage Association | 28,685 | 30,648 | 39,155 | 41,985 | 48,273 | 49,925 |
| | 342,812 | 356,877 | 336,230 | 353,168 | 299,692 | 308,961 |
| Total securities held to maturity | $462,728 | $479,339 | $504,014 | $521,449 | $533,120 | $537,668 |
| Total | $477,422 | $494,738 | $572,421 | $591,644 | $569,340 | $575,607 |

The following table sets forth the contractual maturities and weighted average yields of securities at March 31, 2013. Certain mortgage-backed securities and corporate bonds have interest rates that are adjustable and will reprice periodically within the various maturity ranges. These repricings are not reflected in the table below. At March 31, 2013, the amortized cost of mortgage-backed securities and corporate bonds with adjustable rates totaled $8.7 million and $14.9 million, respectively. We had no tax-exempt securities at March 31, 2013. In addition, at March 31, 2013, we had $5.0 million in securities with maturities of less than one year.

| | Less Than One Year | | More Than One Year to Five Years | | More Than Five Years to Ten Years | | More Than Ten Years | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| (Dollars in thousands) | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield |
| Securities available for sale: | | | | | | | | | | |
| Debt securities: | | | | | | | | | | |
| Federal National Mortgage Association | $ — | —% | $ — | —% | $ — | —% | $ — | —% | $ — | —% |
| Federal Home Loan Banks | — | — | — | — | — | — | — | — | — | — |
| Federal Farm Credit Banks | — | — | — | — | — | — | — | — | — | — |
| Federal Home Loan Mortgage Corporation | — | — | 5,000 | 0.75 | — | — | — | — | 5,000 | 0.75 |
| Mortgage-backed securities: | — | — | — | — | — | — | — | — | — | — |
| Federal National Mortgage Association | — | — | — | — | — | — | 4,856 | 3.88 | 4,856 | 3.88 |
| Federal Home Loan Mortgage Corporation | — | — | — | | 2,565 | 5.01 | 2,273 | 4.98 | 4,838 | 4.99 |
| | — | — | 5,000 | 0.75 | 2,565 | 5.01 | 7,129 | 4.23 | 14,694 | 3.18 |
| Securities held to maturity: | | | | | | | | | | |
| Debt securities: | | | | | | | | | | |
| Federal National Mortgage Association | — | — | — | — | — | — | — | — | — | — |
| Federal Home Loan Mortgage Corporation | — | — | 5,000 | 0.90 | — | — | — | — | 5,000 | 0.90 |
| Federal Home Loan Banks | 5,000 | 1.00 | 5,000 | 0.55 | 10,000 | 3.13 | — | — | 20,000 | 1.95 |
| Federal Farm Credit Banks | — | — | 44,999 | 0.45 | — | — | — | — | 44,999 | 0.45 |
| Corporate Bonds | — | — | 39,914 | 2.83 | 10,003 | 3.40 | — | — | 49,917 | 2.94 |
| Mortgage-backed securities: | | | | | | | | | | |
| Federal National Mortgage Association | 7 | 6.01 | 67 | 5.16 | 72,941 | 2.19 | 134,766 | 3.48 | 207,781 | 3.03 |
| Federal Home Loan Mortgage Corporation | 1 | 6.50 | 204 | 5.66 | 5,246 | 4.74 | 100,895 | 3.68 | 106,346 | 3.74 |
| Governmental National Mortgage Association | — | — | 66 | 1.75 | — | — | 28,619 | 4.08 | 28,685 | 4.08 |
| | 5,008 | 1.01 | 95,250 | 1.49 | 98,190 | 2.54 | 264,280 | 3.62 | 462,728 | 2.93 |
| Total | $5,008 | 1.01% | $100,250 | 1.46% | $100,755 | 2.61% | $271,409 | 3.64% | $477,422 | 2.93% |

***Deposits.*** Our primary source of funds is our deposit accounts. The deposit base is comprised of non-interest-bearing demand, NOW accounts, which include high-yield (Crystal) checking, passbook and statement savings, club, money market and certificates of deposit. These deposits are provided primarily by individuals within our market area. We do not use brokered deposits as a source of funding. Deposits decreased $62.6 million, or 7.6%, to $763.7 million at March 31, 2013 from $826.3 million at March 31, 2012. Deposits decreased $11.1 million, or 1.3%, to $826.3 million at March 31, 2012 from $837.4 million at March 31, 2011. The decrease in deposits during the year ended March 31, 2013 was primarily the result of the Bank's continued strategy of pricing deposits to allow for controlled outflow of non-core deposits to maintain the net interest spread and margin in the current economic environment. The decrease in deposits during the year ended March 31, 2012 was primarily the result of the reduction of interest rates on all types of deposit products.

The following table sets forth the balances of our deposit products at the dates indicated.

| | At March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | 2012 | | 2011 | |
| (In thousands) | Amount | Weighted Average Rate | Amount | Weighted Average Rate | Amount | Weighted Average Rate |
| Demand accounts: | | | | | | |
| Non-interest-bearing | $ 13,228 | —% | $ 7,997 | —% | $ 8,249 | —% |
| Crystal Checking | 14,428 | 0.20 | 14,938 | 0.30 | 14,881 | 0.65 |
| NOW | 23,226 | 0.10 | 21,289 | 0.20 | 19,728 | 0.40 |
| Super NOW | 216 | 0.20 | 120 | 0.30 | 191 | 0.50 |
| Money market | 19,356 | 0.20 | 21,085 | 0.30 | 20,941 | 0.50 |
| | 70,454 | 0.13 | 65,429 | 0.23 | 63,990 | 0.44 |
| Savings and club accounts | 127,957 | 0.20 | 122,852 | 0.33 | 119,318 | 0.51 |
| Certificates of deposit | 565,281 | 1.36 | 637,994 | 1.69 | 654,077 | 1.88 |
| Total Deposits | $763,692 | 1.05% | $826,275 | 1.37% | $837,385 | 1.57% |

The following table sets forth the time deposits classified by rates at the dates indicated.

| | At March 31, | | |
|---|---|---|---|
| (Dollars in thousands) | 2013 | 2012 | 2011 |
| 0.00 — 1.00% | $248,373 | $ 189,540 | $ 143,634 |
| 1.01 — 2.00% | 174,135 | 201,683 | 202,227 |
| 2.01 — 3.00% | 115,421 | 181,885 | 233,629 |
| 3.01 — 4.00% | 27,328 | 61,526 | 56,482 |
| 4.01 — 5.00% | — | 3,337 | 15,543 |
| 5.01 — 6.00% | 24 | 23 | 2,562 |
| Total | $565,281 | $ 637,994 | $ 654,077 |

The following table sets forth the amount and maturities of time deposits classified by rates at March 31, 2013.

| | Amount Due | | | | | |
|---|---|---|---|---|---|---|
| (Dollars in thousands) | One Year or Less | More Than One Year to Two Years | More Than Two Years to Three Years | More Than Three Years | Total | Percent of Total Time Deposit Accounts |
| 0.00 — 0.50% | $105,049 | $ 2,219 | $ — | $ — | $107,268 | 18.98% |
| 0.51 — 1.00% | 77,357 | 60,233 | 3,515 | — | 141,105 | 24.96 |
| 1.01 — 2.00% | 81,007 | 30,969 | 48,479 | 13,680 | 174,135 | 30.81 |
| 2.01 — 3.00% | 50,676 | 37,363 | 6,476 | 20,906 | 115,421 | 20.42 |
| 3.01 — 4.00% | 7,165 | 10,376 | 33 | 9,754 | 27,328 | 4.83 |
| 4.01 — 5.00% | — | — | — | — | — | — |
| 5.01 — 6.00% | — | — | 24 | — | 24 | — |
| Total | $321,254 | $141,160 | $58,527 | $44,340 | $565,281 | 100.00% |

The following table sets forth deposit activity for the periods indicated.

| | Year Ended March 31, | | |
|---|---|---|---|
| (In thousands) | 2013 | 2012 | 2011 |
| Beginning balance | $826,275 | $837,385 | $758,152 |
| (Decrease) increase before interest credited | (72,063) | (23,761) | 64,450 |
| Interest credited | 9,480 | 12,651 | 14,783 |
| Net (decrease) increase in deposits | (62,583) | (11,110) | 79,233 |
| Ending balance | $763,692 | $826,275 | $837,385 |

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of March 31, 2013. Jumbo certificates of deposit require minimum deposits of $100,000.

| Maturity Period at March 31, 2013 | Jumbo Certificates of Deposit |
|---|---|
| | (In thousands) |
| Three months or less | $ 29,292 |
| Over three through six months | 25,569 |
| Over six through twelve months | 55,299 |
| Over twelve months | 106,542 |
| Total | $216,702 |

***Borrowings.*** To supplement deposits as a source for lending and investment activities, Clifton Savings Bank may borrow funds from the Federal Home Loan Bank of New York, Bank of America or PNC Capital Markets. The Bank can borrow overnight funds from the Federal Home Loan Bank under an overnight advance program up to the Bank's maximum borrowing capacity based on its ability to collateralize such borrowings. The Bank also has the ability to borrow funds of up to an aggregate of $88.0 million at Bank of America and PNC Capital Markets under established unsecured overnight lines of credit at a daily adjustable rate. Historically, the cash flows from deposit and other daily activities have been sufficient to meet day-to-day funding obligations, with only the occasional need to borrow on a short- term basis from our overnight advance program with the Federal Home Loan Bank. Most of the outstanding borrowings as of March 31, 2013 were made in connection with those previous leverage strategies.

The following table presents certain information regarding our Federal Home Loan Bank of New York advances during the periods and at the dates indicated. We had no other outstanding borrowings at any of the dates indicated. For additional information regarding borrowing maturities, see Note 9 of the notes to the consolidated financial statements included in this annual report.

| | Year Ended March 31, | | |
|---|---|---|---|
| (Dollars in thousands) | 2013 | 2012 | 2011 |
| Maximum amount of advances outstanding at any month-end during the period | $78,272 | $95,023 | $123,119 |
| Average advances outstanding during the period | 61,504 | 90,502 | 113,746 |
| Weighted average interest rate during the period | 3.84% | 3.87% | 3.85% |
| Balance outstanding at end of period | $52,500 | $78,679 | $ 95,668 |
| Weighted average interest rate at end of period | 3.56% | 3.83% | 3.82% |

## Results of Operations for the Years Ended March 31, 2013, 2012 and 2011

### *Overview.*

*2013 v. 2012.* Net income decreased primarily due to a decrease in net interest income of $1.4 million, an increase of $515,000 in provision for loan losses, a current year loss of $527,000 on extinguishment of debt and an increase of $372,000 in non-interest expenses, partially offset by an increase of $647,000 in the gain on the sale of securities and a decrease of $748,000 in income tax expense.

*2012 v. 2011.* Net income decreased primarily due to a decrease in net interest income of $770,000, a decrease of $872,000 on the gain of the sale of securities, and a decrease of $336,000 in the net gain or loss on the sale and disposal of premises and equipment, coupled with an increase of $145,000 in provision for loan losses, partially offset by decreases of $241,000 in the loss on the write-down of land held for sale, $275,000 in noninterest expenses and $701,000 in income tax expense.

### *Net Interest Income.*

*2013 v. 2012.* Net interest income decreased $1.4 million, or 5.5%, to $23.6 million for 2013, despite an increase of 5 basis points in the net interest spread due to the reduced average size of the balance sheet. There was a decrease of 35 basis points in the cost of interest-bearing liabilities, partially offset by a decrease of 30 basis points in the yield earned on interest-earning assets.

Total interest income decreased $5.7 million, or 13.8%, to $35.4 million for 2013, resulting from the decrease in the average yield on these assets coupled with a decrease in the average balance of interest-earning assets. During 2013, the balance of average interest-earning assets decreased $70.0 million, or 6.6%, while the average yield on interest-earning assets decreased 30 basis points to 3.59%. The composition of interest-earning assets generally consists of loans, securities and interest-earning deposits. The decrease in average interest-earning assets was primarily due to decreases of $95.6 million in investment securities and $4.5 million in other interest-earning assets, partially offset by increases of $10.0 million in loans and $20.1 million in mortgage-backed securities. Interest on loans, mortgage-backed securities, investment securities, and other interest-earning assets decreased in the aggregate by 13.8%. Interest on loans and mortgage-backed securities decreased as the decrease in yields earned on these types of assets outweighed the increase in the average balances of these type of assets. The average balance of investment securities and other interest-bearing assets decreased along with interest income as the average yield earned on these types of assets also decreased.

Total interest expense decreased $4.3 million, or 26.7%, to $11.8 million for 2013 due to a decrease of $80.5 million, or 8.8%, in the balance of average interest-bearing liabilities, coupled with a decrease of 35 basis points to 1.41%, in the average interest rate paid on interest-bearing liabilities.

*2012 v. 2011.* Net interest income decreased $770,000, or 3.0%, to $24.9 million for 2012. The decrease in net interest income for 2012 was attributable to a 7 basis point decrease in the interest rate spread which was due to a decrease of 41 basis points in the yield earned on interest-earning assets, partially offset by a decrease of 34 basis points in the cost of interest-bearing liabilities.

Total interest income decreased $3.9 million, or 8.6%, to $41.1 million for 2012, resulting from the decrease in the average yield on these assets partially offset by an increase in the average balance of interest-earning assets. During 2012, the balance of average interest-earning assets increased $9.6 million, or 0.9%, while the average yield on interest-earning assets decreased 41 basis points to 3.89%. The composition of interest-earning assets generally consists of loans, securities and interest-earning deposits. The increase in average interest-earning assets was primarily due to increases of $8.3 million in other interest-earning assets and $23.7 million in investment securities, partially offset by decreases of $18.9 million in loans and $3.5 million in mortgage-backed securities. Interest on loans, mortgage-backed securities, investment securities, and other interest-earning assets decreased by 8.6%. Interest on loans and mortgage-backed securities decreased as both the average balances and yields earned on these types of assets decreased. The average balance of investment securities and other interest-bearing assets increased but interest income decreased as the increase in balance was outweighed by the decrease in the average yield earned on these types of assets.

Total interest expense decreased $3.1 million, or 16.1%, to $16.1 million for 2012 due to a decrease in the average interest rate paid on interest-bearing liabilities of 34 basis points to 1.76%, partially offset by an increase of $585,000, or 0.1%, in the balance of average interest-bearing liabilities.

***Provision for Loan Losses.*** We review the adequacy of the allowance for loan losses on a monthly basis and establish the provision for loan losses based on changes in the volume and types of lending, delinquency levels, historical loss experience, the balance of classified loans, current economic conditions and other factors related to the collectability of the loan portfolios. Management maintains an allowance level deemed appropriate in light of factors such as the level of nonperforming loans, growth in the loan portfolio and the current economic environment. Management's evaluation of the adequacy of the allowance has resulted in the determination that the allowance for loan losses is reasonably stated as of March 31, 2013. The allowance for loan losses is based on management's evaluation of the risk inherent in our loan portfolio and gives due consideration to the changes in general market conditions and in the nature and volume of our loan activity. For additional information, see *"Critical Accounting Policies—Allowance for Loan Losses."* Clifton Savings Bank continues to evaluate the need for a provision for loan losses based on the periodic review of the loan portfolio and general market conditions.

*2013 v. 2012.* We recorded a provision for loan losses of $762,000 during the year ended March 31, 2013, compared to $247,000 during the year ended March 31, 2012. The increase in the provision for loan losses was a result of nonperforming loans increasing $2.1 million from March 31, 2012 to March 31, 2013, coupled with an increase in gross loans of 4.3% during the year ended March 31, 2013. During the year ended March 31, 2012, the Bank amended its nonaccrual policy to expand the classification of nonaccrual loans to include loans that were previously ninety days or more delinquent until there is a sustained period of repayment performance (generally six months) by the borrower in accordance with the contractual terms of the loan. Included in these nonperforming loans at March 31, 2013 are thirteen loans totaling $2.2 million that are current or less than ninety days delinquent.

Loans are generally placed on nonaccrual status when they become more than 90 days delinquent, or when the collection of principal and/or interest become doubtful. As of March 31, 2013 and 2012, due to a change in policy implemented in fiscal 2012, nonaccrual loans differed from the amount of total loans past due greater than 90 days due to some previously delinquent loans that are currently not more than 90 days delinquent which are maintained on nonaccrual status for a minimum of six months or until the borrower has demonstrated the ability to satisfy the loan terms. A loan is returned to accrual status when there is a sustained period of repayment performance (generally six months) by the borrower in accordance with the contractual terms of the loan, or in some circumstances, when the factors indicating doubtful collectability no longer exist and the Bank expects repayment of the remaining contractual amounts due. At March 31, 2013, Clifton Savings Bank's nonperforming loans, all of which were in a nonaccrual status, totaled $5.9 million, representing 1.29% of total gross loans, and 0.60% of total assets. During the year ended March 31, 2013, the Banks' net charged off loans totaled $352,000, which represented losses recorded on two one-to-four family residential real estate loans, one of which is classified as real estate owned as of March 31, 2013. At March 31, 2013, nonperforming loans consisted of thirty loans secured by one- to four-family residential real estate, one loan secured by commercial real estate, four second mortgage loans secured by one -to four family residential real estate, and one second mortgage loan secured by commercial real estate. All nonperforming loans included above are secured by properties located in the state of New Jersey. Impaired loans totaled $779,000 at March 31, 2013. The allowance for loan losses amounted to $2.5 million at March 31, 2013, representing 0.55% of total gross loans.

*2012 v. 2011.* We recorded a provision for loan losses of $247,000 during the year ended March 31, 2012, compared to $102,000 during the year ended March 31, 2011. The increase in the provision for loan losses was a result of nonperforming loans increasing $562,000 from March 31, 2011 to March 31, 2012 even though gross loans decreased 1.1% during the year ended March 31, 2012. During the year ended March 31, 2012, the Bank amended its nonaccrual policy to expand the classification of nonaccrual loans to include loans that were previously ninety days or more delinquent until there is a sustained period of repayment performance (generally six months) by the borrower in accordance with the contractual terms of the loan. Included in these nonperforming loans at March 31, 2012 are five loans totaling $597,000 that are current or less than ninety days delinquent.

At March 31, 2012, Clifton Savings Bank's nonperforming loans, all of which were in a nonaccrual status, totaled $3.8 million, representing 0.86% of total gross loans, and 0.34% of total assets. During the year ended March 31, 2012, the Bank charged off loans totaling $37,000, which represented partial losses from three one -to four-family troubled debt restructurings and one write-down on a commercial real estate loan which was repossessed during the year. At March 31, 2012, nonperforming loans consisted of twenty loans secured by one- to four-family residential real estate, two second mortgage loans secured by one -to-four family residential real estate, and one second mortgage loan secured by commercial real estate. All nonperforming loans included above are secured by properties located in the state of New Jersey. Impaired loans totaled $1.2 million at March 31, 2012. The allowance for loan losses amounted to $2.1 million at March 31, 2012, representing 0.48% of total gross loans.

An analysis of the changes in the allowance for loan losses is also presented under "*—Risk Management—Analysis of Nonperforming and Classified Assets.*"

***Non-interest Income.*** The following table shows the components of non-interest income and the percentage changes from 2013 versus 2012 and from 2012 versus 2011.

| (Dollars in thousands) | 2013 | 2012 | 2011 | % Change 2013/2012 | % Change 2012/2011 |
|---|---|---|---|---|---|
| Fees and service charges | $ 212 | $ 213 | $ 212 | (0.94)% | 0.47% |
| Bank owned life insurance | 922 | 862 | 879 | 6.96 | (1.93) |
| Gain on sale of securities | 647 | — | 872 | 100.00 | 100.00 |
| Net (loss) gain on sale and disposal of premises and equipment | (3) | (9) | 327 | 66.67 | (102.75) |
| Loss on write-down of land held for sale | (99) | (156) | (397) | 36.54 | 61.71 |
| Loss on extinguishment of debt | (527) | — | — | 100.00 | — |
| Other | 2 | 3 | 16 | — | (81.25) |
| Total | $1,154 | $ 913 | $1,909 | 26.40% | (52.17)% |

*2013 v. 2012.* Non-interest income increased primarily due to a $647,000 increase in gain on sale of securities and a decrease of $57,000 in loss on write-down of land held for sale, partially offset by a $547,000 loss on extinguishment of debt during the year ended March 31, 2013.

*2012 v. 2011.* Non-interest income decreased primarily due to a $872,000 decrease in gain on sale of securities and a decrease of $336,000 in net gain/loss on the sale and disposal of premises and equipment, partially offset by a decrease of $241,000 in loss on the write-down of land held for sale during the year ended March 31, 2012.

***Non-interest Expense.*** The following table shows the components of non-interest expense and the percentage changes from 2013 versus 2012 and from 2012 versus 2011.

| (Dollars in thousands) | 2013 | 2012 | 2011 | % Change 2013/2012 | %Change 2012/2011 |
|---|---|---|---|---|---|
| Salaries and employee benefits | $ 7,405 | $ 7,055 | $ 6,773 | 4.96% | 4.16% |
| Occupancy expense of premises | 1,510 | 1,359 | 1,643 | 11.11 | (17.29) |
| Equipment | 1,206 | 1,090 | 1,051 | 10.64 | 3.71 |
| Directors' compensation | 845 | 732 | 760 | 15.44 | (3.68) |
| Advertising | 247 | 213 | 279 | 15.96 | (23.66) |
| Legal | 175 | 569 | 494 | (69.24) | 15.18 |
| Federal insurance premium | 498 | 538 | 884 | (7.43) | (39.14) |
| Other | 2,025 | 1,983 | 1,930 | 2.12 | 2.75 |
| Total | $13,911 | $13,539 | $13,814 | 2.75% | (1.99)% |

*2013 v. 2012.* The components of non-interest expense which experienced the most significant change in fiscal 2013 were salaries and employee benefits, occupancy expense of premises, and legal expenses. The increase in salaries and employee benefits was mainly due to an increase in costs associated with the hiring of a commercial loan officer in the current period, along with normal annual salary increases. Occupancy expense of premises increased due to normal annual increases as well as the additional expense associated with the Bank's loan department being moved to a new leased location in September 2012. The decrease in legal expenses was primarily due to expensing of legal fees totaling $302,000 during the 2012 period as a result of the withdrawal of the Bank's second-step conversion application and the postponement of the Company's related stock offering which was announced in June 2011.

*2012 v. 2011.* The components of non-interest expense which experienced the most significant change in fiscal 2012 were salaries and employee benefits, occupancy expense of premises, and federal deposit insurance premiums. The increase in salaries and employee benefits was mainly due to an increase in costs associated with health insurance for all employees and the hiring of an enterprise risk officer and compliance officer in the 2012 period, along with normal annual salary increases. Occupancy expense of premises decreased due to decreases in snow removal and other repair and maintenance items in 2012. The decrease in federal deposit insurance premiums was primarily due to a change in the assessment base for institutions. The Federal Deposit Insurance Corporation adopted a final rule which became effective on April 1, 2011 that changed the assessment base used to calculate an institution's federal deposit insurance premium to average consolidated assets minus average tangible equity, rather than the balance of deposits.

***Income Taxes.***

*2013 v. 2012.* Income taxes decreased due to lower pre-tax income for 2013. The overall effective tax rate for 2013 was 34.1%, compared to 34.6% for 2012.

*2012 v. 2011.* Income taxes decreased due to lower pre-tax income for 2012. The overall effective tax rate for 2012 was 34.6%, compared to 35.6% for 2011.

## Average Balances and Yields

The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of month-end balances, and nonaccrual loans are included in average balances; however, accrued interest income has been excluded from these loans. Loan fees (costs) are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax equivalent basis are insignificant.

| | Year Ended March 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | | 2011 | | |
| (Dollars in thousands) | Average Balance | Interest and Dividends | Yield/ Cost | Average Balance | Interest and Dividends | Yield/ Cost | Average Balance | Interest and Dividends | Yield/ Cost |
| Assets: | | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Loans receivable | $449,506 | $19,441 | 4.32% | $ 439,551 | $20,812 | 4.73% | $ 458,455 | $22,725 | 4.96% |
| Mortgage-backed securities | 357,072 | 12,710 | 3.56% | 336,966 | 14,141 | 4.20% | 340,492 | 15,873 | 4.66% |
| Investment securities | 150,732 | 3,018 | 2.00% | 246,307 | 5,838 | 2.37% | 222,617 | 5,946 | 2.67% |
| Other interest-earning assets | 28,266 | 224 | 0.79% | 32,743 | 283 | 0.86% | 24,439 | 396 | 1.62% |
| Total interest-earning assets | 985,576 | 35,393 | 3.59% | 1,055,567 | 41,074 | 3.89% | 1,046,003 | 44,940 | 4.30% |
| Noninterest-earning assets | 63,070 | | | 69,901 | | | 66,035 | | |
| Total assets | $1,048,646 | | | $1,125,468 | | | $1,112,038 | | |
| Liabilities and equity: | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Demand accounts | $57,201 | 111 | 0.19% | $ 55,296 | 195 | 0.35% | $ 54,259 | 375 | 0.69% |
| Savings and club accounts | 124,057 | 324 | 0.26% | 121,145 | 518 | 0.43% | 110,690 | 874 | 0.79% |
| Certificates of deposit | 594,339 | 9,042 | 1.52% | 650,628 | 11,932 | 1.83% | 638,291 | 13,616 | 2.13% |
| Total interest-bearing deposits | 775,597 | 9,477 | 1.22% | 827,069 | 12,645 | 1.53% | 803,240 | 14,865 | 1.85% |
| FHLB advances | 61,504 | 2,360 | 3.84% | 90,502 | 3,504 | 3.87% | 113,746 | 4,380 | 3.85% |
| Total interest-bearing liabilities | 837,101 | 11,837 | 1.41% | 917,571 | 16,149 | 1.76% | 916,986 | 19,245 | 2.10% |
| Noninterest-bearing liabilities: | | | | | | | | | |
| Noninterest-bearing deposits | 10,335 | | | 7,750 | | | 6,690 | | |
| Other noninterest-bearing liabilities | 14,496 | | | 16,824 | | | 10,918 | | |
| Total noninterest-bearing liabilities | 24,831 | | | 24,574 | | | 17,608 | | |
| Total liabilities | 861,932 | | | 942,145 | | | 934,594 | | |
| Stockholders' equity | 186,714 | | | 183,323 | | | 177,444 | | |
| Total liabilities and stockholders' equity | $1,048,646 | | | $1,125,468 | | | $1,112,038 | | |
| Net interest income | | $23,556 | | | $24,925 | | | $25,695 | |
| Interest rate spread | | | 2.18% | | | 2.13% | | | 2.20% |
| Net interest margin | | | 2.39% | | | 2.36% | | | 2.46% |
| Average interest-earning assets to average interest-bearing liabilities | 1.18x | | | 1.15x | | | 1.14x | | |

## Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

| | Year Ended March 31, 2013 Compared to 2012 | | | Year Ended March 31, 2012 Compared to 2011 | | |
|---|---|---|---|---|---|---|
| | Increase (Decrease) Due to | | | Increase (Decrease) Due to | | |
| (In thousands) | Volume | Rate | Net | Volume | Rate | Net |
| Interest income: | | | | | | |
| Loans receivable | $ 463 | $ (1,834) | $ (1,371) | $ (900) | $ (1,013) | $ (1,913) |
| Mortgage-backed securities | 811 | (2,242) | (1,431) | (164) | (1,568) | (1,732) |
| Investment securities | (2,011) | (809) | (2,820) | 597 | (705) | (108) |
| Other interest-earning assets | (37) | (22) | (59) | 109 | (222) | (113) |
| Total interest income | (774) | (4,907) | (5,681) | (358) | (3,508) | (3,866) |
| Interest expense: | | | | | | |
| Demand deposits | 7 | (91) | (84) | 7 | (187) | (180) |
| Savings and club accounts | 12 | (206) | (194) | 76 | (432) | (356) |
| Certificates of deposit | (977) | (1,913) | (2,890) | 259 | (1,943) | (1,684) |
| Total deposit expense | (958) | (2,210) | (3,168) | 342 | (2,562) | (2,220) |
| FHLB advances | (1,117) | (27) | (1,144) | (899) | 23 | (876) |
| Total interest expense | (2,075) | (2,237) | (4,312) | (557) | (2,539) | (3,096) |
| Net interest income | $ 1,301 | $ (2,670) | $ (1,369) | $ 199 | $ (969) | $ (770) |

## Risk Management

***Overview.*** Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for at fair value. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue. During the year ended March 31, 2012, the Bank hired an Enterprise Risk Officer to monitor and enhance the quality of the risk management process throughout the Bank.

***Credit Risk Management.*** Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. Our strategy also emphasizes the origination of one- to four-family mortgage loans, which typically have lower default rates than most other types of loans and are secured by collateral that generally tends to appreciate in value.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. The following describes our general collection procedures. We mail a late charge notice when the loan becomes 15 days past due. We make initial contact with the borrower when the loan becomes 30 days past due. If payment is not received by the 45th day of delinquency, additional letters and phone calls generally are made. Sometime after the 90th day of delinquency, we will send the borrower a final demand for payment and refer the loan to legal counsel to commence foreclosure proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. We may consider loan workout arrangements with certain borrowers under certain circumstances.

***Analysis of Nonperforming and Classified Assets.*** When a loan becomes 90 days delinquent, or when other factors indicate that the collection of such amounts is doubtful, the loan is placed on nonaccrual status, at which time an allowance for uncollected interest is recorded in the current period for previously accrued and uncollected interest. Interest on such loans, if appropriate, is recognized as income when payments are received. A loan is returned to accrual status when there is a sustained period of repayment performance (generally six months) by the borrower in accordance with the contractual terms of the loan, or in some circumstances, when factors indicating doubtful collectability no longer exist and the Bank expects repayment of the remaining contractual amounts due.

Although we are very careful when purchasing loans and individually underwrite each purchased loan, our loss experience is higher on our purchased loans than on loans we have originated for our portfolio. At March 31, 2013, nonperforming loans included twenty-six loans we originated totaling $3.6 million and ten loans we purchased totaling $2.3 million.

We consider repossessed assets and loans that are 90 days or more past due or on a nonaccrual status to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When a property is acquired, it is recorded at its fair market value less costs to sell at the date of foreclosure establishing a new cost basis. Holding costs and declines in fair value after acquisition of the property result in charges against income. At March 31, 2013 and 2012, we had $215,000 and $139,000, respectively, in real estate owned.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and consumer installment loans to be homogeneous and, therefore, do not individually evaluate them for impairment unless they are considered troubled debt restructurings, as discussed below. All other loans are evaluated for impairment on an individual basis. At March 31, 2013, 2012 and 2011, we had $779,000, $1.2 million and $1.4 million, respectively, in loans that were considered impaired.

For economic reasons and to maximize the recovery of a loan, we work with borrowers experiencing financial difficulties. We consider modifying the borrower's existing loan terms and conditions that we would not otherwise consider, commonly referred to as troubled debt restructurings. We record an impairment loss, if any, based on the present value of expected future cash flows discounted at the original loan's effective interest rate. Subsequently these loans are individually evaluated for impairment. To be in compliance with its modified terms, a loan that is a troubled debt restructuring must be current or less than 30 days past due on its contractual principal and interest payments under the modified terms. After six months of satisfactory payment history, if the Bank expects to receive all remaining payments in accordance with the terms of the restructuring, the loan can be placed in an accrual status, and after one year it may be returned to a non-adverse classification while retaining its impaired status.

The following table provides information with respect to our nonperforming assets at the dates indicated. At March 31, 2013, 2012 and 2011 we had impaired loans of $779,000, $1.2 million and $1.4 million, respectively. There were two troubled debt restructured loans with aggregate balances of approximately $217,000 which were past due 90 days or more and in a nonaccrual status at March 31, 2013. Interest income recognized on impaired loans during the period of impairment totaled approximately $31,000, $78,000 and $61,000, respectively, for the years ended March 31, 2013, 2012 and 2011.

| (Dollars in thousands) | At March 31, 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| Nonaccrual loans: | | | | | |
| Real estate loans: | | | | | |
| One-to four-family | $5,496 | $3,671 | $2,802 | $1,890 | $ 858 |
| Multi-family | — | — | — | 331 | — |
| Commercial | 251 | — | 385 | 206 | — |
| Consumer loans | 148 | 102 | 24 | 35 | 12 |
| Total nonaccrual loans | 5,895 | 3,773 | 3,211 | 2,462 | 870 |
| Accruing loans past due 90 days or more | — | — | — | — | — |
| Total of nonaccrual and 90 days or more past due loans | 5,895 | 3,773 | 3,211 | 2,462 | 870 |
| Real estate owned | 215 | 139 | 136 | — | — |
| Total nonperforming assets | 6,110 | 3,912 | 3,347 | 2,462 | 870 |
| Accruing troubled debt restructurings | — | 657 | 1,138 | 1,676 | 432 |
| Nonaccrual troubled debt restructurings | 528 | 252 | 37 | 11 | — |
| Total troubled debt restructurings | 528 | 909 | 1,175 | 1,687 | 432 |
| Less nonaccrual troubled debt restructurings included in total nonaccrual loans | (528) | (252) | (37) | (11) | — |
| Total nonperforming assets and troubled debt restructurings | $6,110 | $4,569 | $4,485 | $4,138 | $ 1,302 |
| Total nonperforming loans to total gross loans | 1.29% | 0.86% | 0.72% | 0.51% | 0.19% |
| Total nonperforming loans to total assets | 0.58% | 0.34% | 0.29% | 0.23% | 0.09% |
| Total nonperforming assets and troubled debt restructurings to total assets | 0.60% | 0.41% | 0.40% | 0.39% | 0.14% |

Nonperforming loans increased from $3.8 million at March 31, 2012 to $5.9 million at March 31, 2013. At March 31, 2013, nonperforming loans consisted of thirty loans secured by one -to four-family residential real estate, one loan secured by commercial real estate, four second mortgage loans secured by one -to four-family real estate, and one second mortgage loan secured by commercial real estate, while at March 31, 2012, nonperforming loans consisted of twenty loans secured by one-to four-family residential real estate, two second mortgage loans secured by one -to four-family real estate, and one second mortgage loan secured by commercial real estate. The percentage of nonperforming loans to total gross loans totaled 1.29% at March 31, 2013 as compared to 0.86% at March 31, 2012. The gross loan portfolio increased $18.8 million, or 4.3%, to $458.6 million at March 31, 2013, from $439.8 million at March 31, 2012. Nonaccrual loans are in various stages of collection, workout or foreclosure and are secured by New Jersey properties whose values in most instances, at March 31, 2013 are estimated to equal or exceed outstanding balances due on these loans at that date. Of the increase in nonaccrual loans, sixteen new loans were included, twenty loans reported as nonaccrual at March 31, 2012 were still reported as nonaccrual at March 31, 2013, four loans were still classified as troubled debt restructurings at March 31, 2013 and two loans were no longer classified as they had been paid off. One previous loan was classified as real estate owned as of March 31, 2013. No new loans were restructured during the year ended March 31, 2013, and two loans reported at March 31, 2012 were no longer considered troubled debt restructurings as the loans performed for twelve consecutive months, in accordance with the terms of the restructuring.

Nonperforming loans increased from $3.2 million at March 31, 2011 to $3.8 million at March 31, 2012. At March 31, 2012, nonperforming loans consisted of twenty loans secured by one -to four-family residential real estate, two second mortgage loans secured by one-to four-family real estate, and one second mortgage loan secured by commercial real estate, while at March 31, 2011, nonperforming loans consisted of fourteen loans secured by one - to four-family residential real estate, and two loans secured by commercial real estate. The percentage of nonperforming loans to total gross loans totaled 0.86% at March 31, 2012 as compared to 0.72% at March 31, 2011. The gross loan portfolio decreased $4.9 million, or 1.1%, to $439.8 million at March 31, 2012, from $444.7 million at March 31, 2011. Nonaccrual loans are in various stages of collection, workout or foreclosure and are secured by New Jersey properties whose values in most instances, at March 31, 2012 are estimated to equal or exceed outstanding balances due on these loans at that date. Of the increase in nonaccrual loans, twelve new loans were included, one loan reported as nonaccrual at March 31, 2011 was still reported as nonaccrual at March 31, 2012 and was also classified as a troubled debt restructuring at March 31, 2012, and five loans were no longer classified, as two loan had paid off, two were current and one loan was classified as real estate owned as of March 31, 2012. Three new loans were restructured during the year ended March 31, 2012, and three reported at March 31, 2011 were no longer considered troubled debt restructurings as the loans performed for twelve consecutive months, in accordance with the terms of the restructuring.

Interest income that would have been recorded for the years ended March 31, 2013, 2012 and 2011, had nonaccruing loans been current and accruing interest according to their original terms, amounted to $296,000, $206,000, and $167,000, respectively. The amount of interest related to these loans included in interest income was $201,000, $119,000 and $71,000, respectively, for the years ended March 31, 2013, 2012 and 2011.

Pursuant to federal regulations, we review and classify our assets on a regular basis. In addition, the Office of the Comptroller of the Currency has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard, doubtful, or as a loss, we charge-off the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

| | At March 31, | | |
|---|---|---|---|
| (In thousands) | 2013 | 2012 | 2011 |
| Special mention assets | $1,264 | $2,358 | $1,257 |
| Substandard assets | 6,351 | 4,291 | 3,450 |
| Doubtful assets | — | — | — |
| Loss assets | — | — | — |
| Total classified assets | $7,615 | $6,649 | $4,707 |

At each of the dates in the above table, substandard and doubtful assets consisted of all nonperforming assets and included negative escrow amounts. At March 31, 2013, we had two current loans totaling $347,000 which were in special mention assets and at March 31, 2012, we had six current loans totaling $890,000 which were in special mention assets. Total classified assets increased approximately $966,000, or 14.5%, from March 31, 2012 to March 31, 2013 and increased approximately $1.9 million, or 41.3%, from March 31, 2011 to March 31, 2012.

***Delinquencies.*** The following table provides information about delinquencies in our loan portfolio at the dates indicated.

| | At March 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | | 2011 | | |
| (In thousands) | 30-59 Days Past Due | 60-89 Days Past Due | 90 Days or Greater Past Due | 30-59 Days Past Due | 60-89 Days Past Due | 90 Days or Greater Past Due | 30-59 Days Past Due | 60-89 Days Past Due | 90 Days or Greater Past Due |
| Real estate loans: | | | | | | | | | |
| One -to four-family | $2,076 | $300 | $3,693 | $ 3,982 | $ 191 | $ 3,124 | $ 2,250 | $ 74 | $ 2,802 |
| Commercial | — | 251 | — | — | — | — | 261 | 63 | 385 |
| Construction | — | — | — | — | — | — | — | — | — |
| Consumer and other loans: | | | | | | | | | |
| Second mortgage and equity line of credit | 9 | 4 | 39 | 102 | — | 52 | 103 | — | 24 |
| Passbook or certificate and other loans | — | 96 | — | 6 | — | — | 36 | — | — |
| Total | $2,085 | $651 | $3,732 | $ 4,090 | $ 191 | $ 3,176 | $ 2,650 | $ 137 | $ 3,211 |

There were five loans delinquent 60 to 89 days at March 31, 2013 as compared to two loans at March 31, 2012 and three loans at March 31, 2011. There were twenty-three loans delinquent 90 days or greater at March 31, 2013, eighteen loans delinquent 90 days or greater at March 31, 2012 and sixteen loans delinquent 90 days or greater at March 31, 2011. There were ten loans in the process of foreclosure with a total balance of $2.2 million at March 31, 2013 as compared to eight loans with a total balance of $1.7 million at March 31, 2012 and eleven loans with a total balance of $2.3 million at March 31, 2011.

***Allowance for Loan Losses.*** The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. The allowance for loan losses consists of general and unallocated components. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component of the allowance covers pools of loans by loan class not considered impaired, as well as smaller balance homogeneous loans, such as one-to-four family real estate, construction real estate, second mortgage loans, home equity lines of credit and passbook loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. The historical loss factor is adjusted by qualitative risk factors which include:

1. Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices;

2. National, regional, and local economic and business conditions, including the value of underlying collateral for collateral dependent loans;

3. Nature and volume of the portfolio and terms of loans;

4. Experience, ability and depth of lending management and staff;

5. The quality of the Bank's loan review system;

6. Volume and severity of past due, classified and nonaccrual loans;

7. Existence and effect of any concentrations of credit and changes in the level of such concentrations; and

8. Effect of external factors, such as competition and legal and regulatory requirements.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The evaluation of the adequacy of the allowance is based on an analysis which categorizes the entire loan portfolio by certain risk characteristics. The loan portfolio segments are further disaggregated into the following loan classes, where the risk level for each type is analyzed when determining the allowance for loan losses.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans classified as special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans are rated pass-watch if the Bank is waiting for documents required for a complete file or if the loan is to be monitored due to previous delinquent status. Loans not classified are rated pass.

The Office of the Comptroller of the Currency, as an integral part of its examination process, periodically reviews our loan portfolio and the related allowance for loan losses. The Office of the Comptroller of the Currency may require us to recognize adjustments to the allowance based on its review of information available to it at the time of its examination.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with accounting principles generally accepted in the United States of America, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

***Summary of Loan Loss Experience.*** The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

| | At or For the Year Ended March 31, | | | | |
|---|---|---|---|---|---|
| (Dollars in thousands) | 2013 | 2012 | 2011 | 2010 | 2009 |
| Allowance at beginning of period | $2,090 | $1,880 | $2,050 | $1,700 | $1,440 |
| Provision for loan losses | 762 | 247 | 102 | 433 | 260 |
| Recoveries on one - to four-family real estate | 50 | — | — | — | — |
| Charge-offs: | | | | | |
| One -to four-family real estate | (402) | (31) | (112) | (83) | — |
| Multi-family real estate | — | — | (160) | — | — |
| Commercial real estate | — | (6) | — | — | — |
| Net charge-offs | (352) | (37) | (272) | (83) | — |
| Allowance at end of period | $2,500 | $2,090 | $1,880 | $2,050 | $1,700 |
| Allowance to nonperforming loans | 42.41% | 55.38% | 58.55% | 83.27% | 195.40% |
| Allowance to total gross loans outstanding at the end of the period | 0.55% | 0.48% | 0.42% | 0.43% | 0.36% |
| Net charge-offs to average outstanding loans during the period | 0.08% | 0.01% | 0.06% | 0.02% | 0.00% |

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

| | At March 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | | 2011 | | |
| (Dollars in thousands) | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans |
| One- to four-family | $2,127 | 85.08% | 91.41% | $1,733 | 82.92% | 90.53% | $1,601 | 85.16% | 91.15% |
| Multi-family real estate | 187 | 7.48 | 3.27 | 193 | 9.23 | 3.20 | 103 | 5.48 | 2.86 |
| Commercial real estate | 99 | 3.96 | 2.98 | 105 | 5.02 | 3.37 | 93 | 4.94 | 2.73 |
| Construction | 5 | 0.20 | 0.20 | 4 | 0.19 | 0.32 | 11 | 0.59 | 0.55 |
| Consumer and other | 39 | 1.56 | 2.14 | 43 | 2.06 | 2.58 | 49 | 2.61 | 2.71 |
| Unallocated | 43 | 1.72 | — | 12 | 0.58 | — | 23 | 1.22 | — |
| Total allowance for loan losses | $2,500 | 100.00% | 100.00% | $2,090 | 100.00% | 100.00% | $1,880 | 100.00% | 100.00% |

| | At March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | | 2009 | | |
| (Dollars in thousands) | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans |
| One- to four-family | $1,746 | 85.17% | 91.90% | $1,525 | 89.71% | 91.82% |
| Multi-family real estate | 125 | 6.10 | 2.58 | 36 | 2.12 | 2.24 |
| Commercial real estate | 111 | 5.41 | 2.54 | 74 | 4.35 | 2.42 |
| Construction | 1 | 0.05 | 0.18 | 1 | 0.06 | 0.16 |
| Consumer and other | 67 | 3.27 | 2.80 | 64 | 3.76 | 3.36 |
| Unallocated | — | — | — | — | — | — |
| Total allowance for loan losses | $2,050 | 100.00% | 100.00% | $1,700 | 100.00% | 100.00% |

***Management of Market Risk.***

***Qualitative analysis.*** The majority of Clifton Savings Bank's assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk. The Bank's assets consist primarily of mortgage loans, and investment and mortgage-backed securities which have longer maturities than the Bank's liabilities, which consists primarily of deposits. As a result, a principal part of Clifton Savings Bank's business strategy is to manage interest rate risk and reduce the exposure of net interest income to change in market interest rates. Accordingly, our Board of Directors, through its Enterprise Risk Management Committee, has established an Asset/Liability Management Committee which is responsible for evaluating the interest rate risk inherent in assets and liabilities, for determining the level of risk that is appropriate given Clifton Savings Bank's business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Management Committee, which consists of senior management and outside directors, operates under a policy adopted by the Board of Directors, and meets as needed to review Clifton Savings Bank's asset/liability policies and interest rate risk position.

Clifton Savings Bank retains an independent, nationally recognized consulting firm who specializes in asset and liability management to complete the quarterly interest rate risk reports. This firm uses a combination of analyses to monitor the Bank's exposure to changes in interest rates. The economic value of equity analysis is a model that estimates the change in net portfolio value ("NPV") over a range of instantaneously shocked interest rate scenarios. NPV is the discounted present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. In calculating changes in NPV, assumptions estimating loan prepayment rates, reinvestment rates and deposit decay rates that seem most likely based on historical experience during prior interest rate changes are used.

The net interest income analysis uses data derived from an asset and liability analysis and applies several additional elements, including actual interest rate indices and margins, contractual limitations and the U.S. Treasury yield curve as of the balance sheet date. In addition the model uses consistent parallel yield curve ramps (in both directions) to determine possible changes in net interest income if the theoretical yield curve ramps occurred gradually. Net interest income analysis also adjusts the asset and liability repricing analysis based on changes in prepayment rates resulting from the parallel yield curve shifts.

The asset and liability analysis determines the relative balance between the repricing of assets and liabilities over multiple periods of time (ranging from overnight to five years). This asset and liability analysis includes expected cash flows from loans and mortgage-backed securities, applying prepayment rates based on the differential between the current interest rate and the market interest rate for each loan and security type. This analysis identifies mismatches in the timing of asset and liability but does not necessarily provide an accurate indicator of interest rate risk because the assumptions used in the analysis may not reflect the actual response to market changes.

***Quantitative analysis.*** The table below sets forth, as of March 31, 2013, the estimated changes in Clifton Savings Bank's NPV and net interest income that would result from the designated changes in interest rates. This data is for the Bank and its subsidiary only and does not include any assets of Clifton Savings Bancorp. Such changes to interest rates are calculated as an immediate and permanent change for the purposes of computing NPV and a gradual change over a one- year period for the purposes of computing net interest income. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. We did not estimate changes in NPV or net interest income for an interest rate decrease of greater than 100 basis points or increase of greater than 200 basis points.

| Change in Interest Rates Basis Point (bp) (1) | Net Portfolio Value (2) | | | Net Interest Income | | |
|---|---|---|---|---|---|---|
| | Estimated NPV | Estimated Increase (Decrease) | | Estimated Net Interest Income (3) | (Decrease) in Estimated Net Interest Income | |
| | | Amount | Percent | | Amount | Percent |
| | (Dollars in Thousands) | | | | | |
| +200 bp | $135,444 | $(37,191) | (21.54)% | $21,981 | $(550) | (2.44)% |
| 0 | 172,635 | — | — | 22,531 | — | — |
| (100) | 173,346 | 711 | 0.41 | 22,214 | (317) | (1.41) |

(1) Assumes an instantaneous and parallel shift in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Assumes a gradual change in interest rates over a one year period at all maturities.

The table set forth above indicates at March 31, 2013, in the event of a 200 basis point increase in interest rates, we would be expected to experience a 21.54% decrease in NPV and a $550,000 or 2.44%, decrease in net interest income. In the event of a 100 basis point decrease in interest rates, we would be expected to experience a 0.41% decrease in NPV and a $317,000, or 1.41%, decrease in net interest income. Please note that the NPV is a theoretical liquidation calculation which assumes the Bank is no longer a going concern and that the net interest income simulation is built upon a static (no growth or attrition) balance sheet. Accordingly, this data does not reflect any future actions management may take in response to changes in interest rates, such as changing the mix of assets and liabilities, which could change the results of the NPV and net interest income calculations.

Certain shortcomings are inherent in any methodology used in the above interest rate risk measurements. Modeling changes in NPV and net interest income require certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV and net interest income table presented above assumes the composition of Clifton Savings Bank's interest-rate sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and, accordingly, the data do not reflect any actions we may take in response to changes in interest rates. The table also assumes a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or the repricing characteristics of specific assets and liabilities. Accordingly, although the NPV and net interest income table provide an indication of Clifton Savings Bank's sensitivity to interest rate changes at a particular point in time, such measurement is not intended to and does not provide a precise forecast of the effects of changes in market interest rates on Clifton Savings Bank's NPV and net interest income and will differ from actual results.

***Liquidity Management.*** Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan and mortgage-backed securities amortization and repayments and maturities and calls of investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, mortgage and mortgage-backed securities prepayments and investment securities calls are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, (4) repayment of borrowings and (5) the objectives of our asset/liability management program. Excess liquid assets are invested generally in short to intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits in other banks. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At March 31, 2013, cash and cash equivalents totaled $25.9 million, including interest-bearing deposits of $10.8 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $15.4 million at March 31, 2013. On March 31, 2013, we had $52.5 million in Federal Home Loan Bank advances outstanding. In addition, if Clifton Savings Bank requires funds beyond its ability to generate them internally, it can borrow funds under an overnight advance program up to Clifton Savings Bank's maximum borrowing capacity based on its ability to collateralize such borrowings. Additionally, Clifton Savings Bank has the ability to borrow funds of up to an aggregate of $88.0 million at Bank of America and PNC Capital Markets under established unsecured overnight lines of credit at a daily adjustable rate.

At March 31, 2013, we had $18.3 million in loan origination commitments outstanding and $9.0 in commitments to purchase loans. In addition to commitments to originate and purchase loans, at March 31, 2013, we had $4.8 million in customer approved unused equity lines of credit. Certificates of deposit due within one year of March 31, 2013 totaled $321.3 million, or 42.1% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2014. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us and that we have the ability to attract and retain deposits by adjusting the interest rates offered.

We have historically remained highly liquid and our liquidity position has remained stable over the past two fiscal years. We have no material commitments or demands that are likely to affect our liquidity other than as set forth in this annual report. Consequently, the board of directors intends to make additional investments in long-term loans and mortgage-backed securities which will decrease liquidity and increase interest income. In the event loan demand were to increase at a pace greater than expected, or any unforeseen demands or commitments were to occur, we could access our lines of credit with the Federal Home Loan Bank of New York, Bank of America or PNC Capital Markets.

Clifton Savings Bancorp is a separate legal entity from Clifton Savings Bank and must provide for its own liquidity. In addition to its operating expenses, Clifton Savings Bancorp alone is responsible for paying any dividends declared to its shareholders. Clifton Savings Bancorp also has repurchased shares of its common stock. Its primary source of income is dividends received from Clifton Savings Bank. The amount of dividends that Clifton Savings may declare and pay to Clifton Savings Bancorp in any calendar year, without the receipt of prior approval from the Office of the Comptroller of the Currency but with prior notice to the Office of the Comptroller of the Currency, cannot exceed net income for that year to date plus retained net income (as defined) for the preceding two calendar years. On a stand-alone basis, Clifton Savings Bancorp had liquid assets of $14.3 million at March 31, 2013.

The following table presents certain of our contractual obligations as of March 31, 2013.

| | Payments Due by Period at March 31, 2013 | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total at March 31, 2013** | **1 year or Less** | **Over 1 year to 3 years** | **Over 3 years to 5 years** | **More Than 5 years** |
| | | (In thousands) | | | |
| Operating lease obligations (1) | $ 2,280 | $ 460 | $ 829 | $ 638 | $ 353 |
| Certificates of deposit | 565,281 | 321,254 | 199,687 | 19,616 | 24,724 |
| FHLB advances | 52,500 | — | 10,000 | 32,500 | 10,000 |
| Benefit plan obligations | 3,376 | 124 | 297 | 307 | 2,648 |
| Undisbursed funds from approved lines of credit | 4,757 | — | 89 | 166 | 4,502 |
| Other commitments to extend credit | 27,347 | 27,347 | — | — | — |
| | $655,541 | $349,185 | $210,902 | $53,227 | $42,227 |

(1) Payments are for lease of real property.

Our primary investing activities are the origination of loans and the purchase of securities. During the year ended March 31, 2013, we originated $60.0 million of loans and purchased $199.8 million of securities. We purchased $48.6 million of loans during the year ended March 31, 2013. In fiscal 2012, we originated $64.1 million of loans and purchased $289.8 million of securities. We also purchased $20.8 million of loans during the year ended March 31, 2012. In fiscal 2011, we originated $60.7 million of loans, purchased $1.8 million of loans, and purchased $305.6 million of securities.

Financing activities consist primarily of activity in deposit accounts and in Federal Home Loan Bank advances. We experienced a net decrease in total deposits of $62.6 million for the year ended March 31, 2013, a net decrease in total deposits of $11.1 million for the year ended March 31, 2012 and a net increase in total deposits of $79.2 million for the year ended March 31, 2011. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. During the year ended March 31, 2013, we implemented a strategy of pricing which allowed for a controlled outflow of non-core deposits in order to maintain the net interest margin and spread in the current economic environment. We normally price our deposits to be competitive and to increase core deposit relationships. Occasionally, we introduce new products or offer promotional deposit rates on certain deposit products in order to attract deposits. Federal Home Loan Bank advances decreased $26.2 million for the year ended March 31, 2013 as a result of $15.0 million of long-term borrowings which were repaid in accordance with their original terms, and $16.2 million of long-term borrowings which were paid off in advance, resulting in a prepayment penalty of $527,000 which was recorded in July 2012. During the year ended March 31, 2013 we incurred one new $5.0 million long-term borrowing. We had $52.5 million, $78.7 million and $95.7 million in advances outstanding at March 31, 2013, 2012 and 2011, respectively.

### Capital Management

We are subject to various regulatory capital requirements administered by the Office of the Comptroller of the Currency, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. Under these requirements the federal bank regulatory agencies have established quantitative measures to ensure that minimum thresholds for Tier 1 Capital, Total Capital and Leverage (Tier 1 Capital divided by average assets) ratios are maintained. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional, discretionary actions by regulators that could have a direct material effect on our operations and financial position. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, Clifton Savings must meet specific capital guidelines that involve quantitative measures of assets and certain off-balance sheet items as calculated under regulatory accounting practices. It is our intention to maintain "well-capitalized" risk-based capital levels. Clifton Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the federal bank regulators about components, risk weightings and other factors. At March 31, 2013, we exceeded all of our regulatory capital requirements. In January 2013, the most recent notification from the Office of the Comptroller of the Currency, we were considered "well capitalized" under regulatory guidelines as of September 30, 2012.

### Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with accounting principles generally accepted in the United States of America, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For additional information see Note 16 of the notes to the consolidated financial statements included in this annual report.

For the years ended March 31, 2013 and 2012, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our consolidated financial position, results of operations, or cash flows.

### Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see Note 1 in the notes to the consolidated financial statements included in this annual report.

### Effect of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented in this report have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services because such prices are affected by inflation to a larger extent than interest rates.

## Management's Report on Internal Control Over Financial Reporting

The management of Clifton Savings Bancorp, Inc. and its subsidiaries (collectively the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system is a process designed to provide reasonable assurance to the management and Board of Directors regarding the preparation and fair presentation of published consolidated financial statements.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of March 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework.* Based on its assessment, management believes that, as of March 31, 2013, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on the effective operation of the Company's internal control over financial reporting as of March 31, 2013, a copy of which is included in this annual report.



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Clifton Savings Bancorp, Inc. and Subsidiaries
Clifton, New Jersey

We have audited Clifton Savings Bancorp, Inc. and Subsidiaries' (collectively the "Company") internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Clifton Savings Bancorp, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows of Clifton Savings Bancorp, Inc. and Subsidiaries, and our report dated June 6, 2013 expressed an unqualified opinion.

ParenteBeard LLC

Clark, New Jersey
June 6, 2013



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders of
Clifton Savings Bancorp, Inc. and Subsidiaries
Clifton, New Jersey

We have audited the accompanying consolidated statements of financial condition of Clifton Savings Bancorp, Inc. and Subsidiaries (collectively the "Company") as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2013. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clifton Savings Bancorp, Inc. and Subsidiaries as of March 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Clifton Savings Bancorp, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2013, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 6, 2013 expressed an unqualified opinion.

ParenteBeard LLC

Clark, New Jersey
June 6, 2013

## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

| | March 31, 2013 | March 31, 2012 |
|---|---|---|
| **ASSETS** | (In Thousands, Except Share and Per Share Data) | |
| Cash and due from banks | $ 15,048 | $ 11,534 |
| Interest-bearing deposits in other banks | 10,848 | 28,723 |
| Cash and Cash Equivalents | 25,896 | 40,257 |
| Securities available for sale, at fair value: | 15,399 | 70,195 |
| Securities held to maturity, at cost: (fair value of $479,339 at March 31, 2013 and $521,449 at March 31, 2012): | 462,728 | 504,014 |
| Loans receivable | 459,312 | 438,923 |
| Allowance for loan losses | (2,500) | (2,090) |
| Net Loans | 456,812 | 436,833 |
| Bank owned life insurance | 35,499 | 27,577 |
| Premises and equipment | 7,841 | 8,075 |
| Federal Home Loan Bank of New York stock | 3,897 | 5,127 |
| Interest receivable | 3,177 | 3,927 |
| Real estate owned | 215 | 139 |
| Other assets | 4,620 | 5,296 |
| **Total Assets** | $ 1,016,084 | $ 1,101,440 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Deposits: | | |
| Non-interest bearing | $ 13,228 | $ 7,997 |
| Interest bearing | 750,464 | 818,278 |
| Total Deposits | 763,692 | 826,275 |
| Advances from Federal Home Loan Bank of New York | 52,500 | 78,679 |
| Advance payments by borrowers for taxes and insurance | 5,071 | 5,139 |
| Other liabilities and accrued expenses | 7,493 | 4,886 |
| **Total Liabilities** | 828,756 | 914,979 |
| **Commitments and Contingencies** | - | - |
| **Stockholders' Equity** | | |
| Preferred stock ($.01 par value), 1,000,000 shares authorized; shares issued or outstanding - none | - | - |
| Common stock ($.01 par value), 75,000,000 shares authorized; 30,530,470 shares issued, 26,166,652 shares outstanding at March 31, 2013; 26,138,138 shares outstanding at March 31, 2012 | 305 | 305 |
| Paid-in capital | 136,154 | 135,965 |
| Deferred compensation obligation under Rabbi Trust | 292 | 273 |
| Retained earnings | 102,292 | 101,835 |
| Treasury stock, at cost; 4,363,818 shares at March 31, 2013; 4,392,332 shares at March 31, 2012 | (47,067) | (47,363) |
| Common stock acquired by Employee Stock Ownership Plan ("ESOP") | (4,213) | (4,946) |
| Accumulated other comprehensive (loss) income | (188) | 619 |
| Stock held by Rabbi Trust | (247) | (227) |
| **Total Stockholders' Equity** | 187,328 | 186,461 |
| **Total Liabilities and Stockholders' Equity** | $ 1,016,084 | $ 1,101,440 |

## CONSOLIDATED STATEMENTS OF INCOME

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (In Thousands, Except Share and Per Share Data) | | |
| **Interest Income** | | | |
| Loans | $ 19,441 | $ 20,812 | $ 22,725 |
| Mortgage-backed securities | 12,710 | 14,141 | 15,873 |
| Debt securities | 3,018 | 5,838 | 5,946 |
| Other interest-earning assets | 224 | 283 | 396 |
| **Total Interest Income** | 35,393 | 41,074 | 44,940 |
| **Interest Expense** | | | |
| Deposits | 9,477 | 12,645 | 14,865 |
| Advances | 2,360 | 3,504 | 4,380 |
| **Total Interest Expense** | 11,837 | 16,149 | 19,245 |
| **Net Interest Income** | 23,556 | 24,925 | 25,695 |
| **Provision for Loan Losses** | 762 | 247 | 102 |
| **Net Interest Income after Provision for Loan Losses** | 22,794 | 24,678 | 25,593 |
| **Non-Interest Income** | | | |
| Fees and service charges | 212 | 213 | 212 |
| Bank owned life insurance | 922 | 862 | 879 |
| Gain on sale of securities | 647 | - | 872 |
| Net (loss) gain on sale and disposal of premises and equipment | (3) | (9) | 327 |
| Loss on extinguishment of debt | (527) | - | - |
| Loss on write-down of land held for sale | (99) | (156) | (397) |
| Other | 2 | 3 | 16 |
| **Total Non-Interest Income** | 1,154 | 913 | 1,909 |
| **Non-Interest Expenses** | | | |
| Salaries and employee benefits | 7,405 | 7,055 | 6,773 |
| Occupancy expense of premises | 1,510 | 1,359 | 1,643 |
| Equipment | 1,206 | 1,090 | 1,051 |
| Directors' compensation | 845 | 732 | 760 |
| Advertising | 247 | 213 | 279 |
| Legal | 175 | 569 | 494 |
| Federal deposit insurance premium | 498 | 538 | 884 |
| Other | 2,025 | 1,983 | 1,930 |
| **Total Non-Interest Expenses** | 13,911 | 13,539 | 13,814 |
| **Income before Income Taxes** | 10,037 | 12,052 | 13,688 |
| **Income Taxes** | 3,427 | 4,175 | 4,876 |
| **Net Income** | $ 6,610 | $ 7,877 | $ 8,812 |
| **Net Income per Common Share** | | | |
| Basic | $ 0.26 | $ 0.31 | $ 0.34 |
| Diluted | $ 0.26 | $ 0.31 | $ 0.34 |
| **Dividends per common share** | $ 0.24 | $ 0.24 | $ 0.24 |
| **Weighted Average Number of Common Shares and Common Stock Equivalents Outstanding:** | | | |
| Basic | 25,685,685 | 25,607,442 | 25,579,989 |
| Diluted | 25,769,538 | 25,625,250 | 25,586,694 |

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | | (In Thousands) | |
| **Net income** | $ 6,610 | $ 7,877 | $ 8,812 |
| Other comprehensive (loss) income: | | | |
| Gross unrealized holding (loss) gain on securities available for sale, net of income taxes (benefit) of ($178), $43 and ($245), respectively | (258) | 26 | (368) |
| Reclassification adjustment for gross realized holding (gain) on securities available for sale, net of income tax of $264, $0 and $348, respectively | (383) | - | (524) |
| Benefit plans, net of income taxes of ($115) ($181) and ($52), respectively | (166) | (257) | (78) |
| Total other comprehensive loss | (807) | (231) | (970) |
| **Total comprehensive income** | $ 5,803 | $ 7,646 | $ 7,842 |

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

**Years Ended March 31, 2013, 2012 and 2011**

| | Common Stock | Paid-In Capital | Deferred Compensation Obligation Under Rabbi Trust | Retained Earnings | Treasury Stock | Common Stock Acquired by ESOP | Accumulated Other Comprehensive Income (Loss) | Stock Held by Rabbi Trust | Total |
|---|---|---|---|---|---|---|---|---|---|
| | (In Thousands, Except Share and Per Share Data) | | | | | | | | |
| **Balance - March 31, 2010** | $ 305 | $ 135,921 | $ 233 | $ 89,361 | $ (45,050) | $ (6,411) | $ 1,820 | $ (187) | $ 175,992 |
| Net income | - | - | - | 8,812 | - | - | - | - | 8,812 |
| Other comprehensive loss, net of income tax | - | - | - | - | - | - | (970) | - | (970) |
| ESOP shares committed to be released | - | (27) | - | - | - | 733 | - | - | 706 |
| Purchase of treasury stock - 298,000 shares | - | - | - | - | (2,707) | - | - | - | (2,707) |
| Stock option expense | - | 166 | - | - | - | - | - | - | 166 |
| Restricted Stock Awards Earned | - | 52 | - | - | - | - | - | - | 52 |
| Funding of Restricted Stock Awards | - | (362) | - | - | 362 | - | - | - | - |
| Funding of Supplemental Executive Retirement Plan | - | - | 19 | - | 23 | - | - | (23) | 19 |
| Tax benefit from stock based compensation | - | 2 | - | - | - | - | - | - | 2 |
| Cash dividends declared ($0.24 per share) | - | - | - | (2,106) | - | - | - | - | (2,106) |
| **Balance - March 31, 2011** | 305 | 135,752 | 252 | 96,067 | (47,372) | (5,678) | 850 | (210) | 179,966 |
| Net income | - | - | - | 7,877 | - | - | - | - | 7,877 |
| Other comprehensive loss, net of income tax | - | - | - | - | - | - | (231) | - | (231) |
| ESOP shares committed to be released | - | 19 | - | - | - | 732 | - | - | 751 |
| Purchase of treasury stock - 1,061 shares | - | - | - | - | (11) | - | - | - | (11) |
| Stock option expense | - | 127 | - | - | - | - | - | - | 127 |
| Restricted Stock Awards Earned | - | 62 | - | - | - | - | - | - | 62 |
| Funding of Supplemental Executive Retirement Plan | - | (3) | 21 | - | 20 | - | - | (17) | 21 |
| Tax benefit from stock based compensation | - | 8 | - | - | - | - | - | - | 8 |
| Cash dividends declared ($0.24 per share) | - | - | - | (2,109) | - | - | - | - | (2,109) |
| **Balance - March 31, 2012** | 305 | 135,965 | 273 | 101,835 | (47,363) | (4,946) | 619 | (227) | 186,461 |
| Net income | - | - | - | 6,610 | - | - | - | - | 6,610 |
| Other comprehensive loss, net of income tax | - | - | - | - | - | - | (807) | - | (807) |
| ESOP shares committed to be released | - | 49 | - | - | - | 733 | - | - | 782 |
| Purchase of treasury stock - 2,602 shares | - | - | - | - | (27) | - | - | - | (27) |
| Stock option expense | - | 76 | - | - | - | - | - | - | 76 |
| Restricted Stock Awards Earned | - | 62 | - | - | - | - | - | - | 62 |
| Funding of Supplemental Executive Retirement Plan | - | 1 | 19 | - | 19 | - | - | (20) | 19 |
| Tax benefit from stock based compensation | - | 6 | - | - | - | - | - | - | 6 |
| Exercise of stock options | - | (5) | - | - | 304 | - | - | - | 299 |
| Cash dividends declared ($0.24 per share) | - | - | - | (6,153) | - | - | - | - | (6,153) |
| **Balance - March 31, 2013** | $ 305 | $ 136,154 | $ 292 | $ 102,292 | $ (47,067) | $ (4,213) | $ (188) | $ (247) | $ 187,328 |

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (In Thousands) | | |
| **Cash Flows From Operating Activities** | | | |
| Net income | $ 6,610 | $ 7,877 | $ 8,812 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization of premises and equipment | 627 | 564 | 528 |
| Net (accretion) of deferred fees and costs, premiums and discounts | (18) | (326) | (202) |
| Provision for loan losses | 762 | 247 | 102 |
| Net loss (gain) on sale and disposal of premises and equipment | 3 | 9 | (327) |
| Realized gain on sale of securities available for sale | (647) | - | (872) |
| Loss on extinguishment of debt | 527 | - | - |
| Loss on write-down of land held for sale | 99 | 156 | 397 |
| Loss on write-down of real estate owned | 46 | 38 | 50 |
| Decrease (increase) in interest receivable | 750 | 624 | (174) |
| Deferred income tax expense (benefit) | 119 | (265) | 13 |
| Decrease (increase) in other assets | 734 | 620 | (11) |
| Decrease in accrued interest payable | (115) | (59) | (122) |
| (Decrease) increase in other liabilities | (328) | 354 | 80 |
| (Increase) in cash surrender value of bank owned life insurance | (922) | (862) | (879) |
| ESOP shares committed to be released | 782 | 751 | 706 |
| Loss on sale of real estate owned | 1 | 1 | - |
| Restricted stock expense | 62 | 62 | 52 |
| Stock option expense | 76 | 127 | 166 |
| Increase in deferred compensation obligation under Rabbi Trust | 19 | 21 | 19 |
| **Net Cash Provided by Operating Activities** | 9,187 | 9,939 | 8,338 |
| **Cash Flows From Investing Activities** | | | |
| Proceeds from calls, maturities and repayments of: | | | |
| Securities available for sale | 60,533 | 37,816 | 37,586 |
| Securities held for maturity | 229,071 | 249,104 | 193,492 |
| Proceeds from sale of securities available for sale | 8,827 | - | 11,070 |
| Proceeds from sale of premises and equipment | - | - | 493 |
| Redemptions of Federal Home Loan Bank of New York stock | 2,130 | 847 | 1,263 |
| Purchases of: | | | |
| Securities available for sale | (15,000) | (70,004) | (15,000) |
| Securities held for maturity | (184,835) | (219,776) | (290,618) |
| Loans receivable | (48,600) | (20,788) | (1,817) |
| Bank owned life insurance | (7,000) | - | (3,000) |
| Premises and equipment | (396) | (373) | (515) |
| Federal Home Loan Bank of New York stock | (900) | - | (80) |
| Net decrease in loans receivable | 27,762 | 25,383 | 37,213 |
| Proceeds from sale of real estate owned | 92 | 135 | - |
| **Net Cash Provided by (Used in) Investing Activities** | 71,684 | 2,344 | (29,913) |

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (In Thousands) | | |
| **Cash Flows From Financing Activities** | | | |
| Net (decrease) increase in deposits | $ (62,583) | $ (11,110) | $ 79,233 |
| Proceeds from advances from Federal Home Loan Bank of New York | 5,000 | - | - |
| Payments on advances from Federal Home Loan Bank of New York | (31,706) | (16,989) | (28,069) |
| Net (decrease) increase in payments by borrowers for taxes and insurance | (68) | 116 | (170) |
| Exercise of stock options | 299 | - | - |
| Dividends paid | (6,153) | (2,109) | (2,106) |
| Purchase of treasury stock | (27) | (11) | (2,707) |
| Income tax benefit from stock based compensation | 6 | 8 | 2 |
| **Net Cash (Used in) Provided by Financing Activities** | (95,232) | (30,095) | 46,183 |
| **Net (Decrease) Increase in Cash and Cash Equivalents** | (14,361) | (17,812) | 24,608 |
| **Cash and Cash Equivalents - Beginning** | 40,257 | 58,069 | 33,461 |
| **Cash and Cash Equivalents - Ending** | $ 25,896 | $ 40,257 | $ 58,069 |
| **Supplemental Information:** | | | |
| **Cash Paid During the Period for:** | | | |
| Interest on deposits and borrowings | $ 11,952 | $ 16,208 | $ 19,367 |
| Income taxes paid | $ 3,995 | $ 4,717 | $ 4,909 |
| **Non cash activities:** | | | |
| Reclass property from premises and equipment to land held for sale included in other assets | $ - | $ - | $ 1,157 |
| Transfer from loans receivable to real estate owned | $ 215 | $ 177 | $ 186 |
| Amount due brokers for security purchases | $ 3,050 | $ - | $ - |

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Consolidated Financial Statement Presentation

The consolidated financial statements include the accounts of the Clifton Savings Bancorp, Inc. (the "Company"), the Company's wholly-owned subsidiary, Clifton Savings Bank (the "Bank") and the Bank's wholly-owned subsidiary, Botany Inc. ("Botany"). All significant intercompany accounts and transactions have been eliminated in consolidation.

A majority of the outstanding shares of the Company's common stock is owned by Clifton MHC, the mutual holding company of Clifton Savings Bank.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the consolidated statement of financial condition dates and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 855, "Subsequent Events", the Company has evaluated events and transactions occurring subsequent to March 31, 2013 for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

### Use of Estimates

Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the identification of other-than-temporary impairment on securities, the determination of the liabilities and expenses of the defined benefit plans, the determination of the amount of deferred tax assets which are more likely than not to be realized and the estimation of fair value measurements of the Company's financial instruments. Management believes that the allowance for loan losses is adequate, the evaluation of other-than-temporary impairment of securities are done in accordance with GAAP, the liabilities and expenses for the defined benefit plans that are based upon actuarial assumptions of future events are reasonable, and all deferred tax assets are more likely than not to be recognized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examinations. Management uses its best judgment in estimating fair value measurements of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Management utilizes various assumptions and valuation techniques to determine fair value, including, but not limited to cash flows, discount rates, rate of return, adjustments for nonperformance and liquidity, quoted market prices, and appraisals. The fair value estimates are not necessarily indicative of the actual amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have not been re-evaluated or updated subsequent to those respective dates. As such, the estimated fair values subsequent to the respective dates may be different than the amounts reported. Finally, the determination of the amount of deferred tax assets more likely than not to be realized is dependent on projections of future earnings, which are subject to frequent change.

### Business of the Company and Subsidiaries

The Company's primary business is the ownership and operation of the Bank. The Bank is principally engaged in the business of attracting deposits from the general public at its twelve locations in northern New Jersey and using these deposits, together with other funds, to invest in securities and to make loans collateralized by residential and commercial real estate and, to a lesser extent, consumer loans. The Bank's subsidiary, Botany, was organized in December 2004 under New Jersey law as a New Jersey Investment Company primarily to hold investment and mortgage-backed securities.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Cash and Cash Equivalents**

Cash and cash equivalents include cash and amounts due from banks and interest-bearing deposits in other banks with original maturities of three months or less.

**Securities**

In accordance with applicable accounting standards, investments in debt securities over which there exists a positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains or losses included in earnings. Debt and equity securities not classified as trading securities nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gain or losses, net of applicable deferred income taxes, reported in the accumulated other comprehensive income component of stockholders' equity. The Company had no trading securities at March 31, 2013 and 2012.

An individual security is considered impaired when the fair value of such security is less than its amortized cost. Management evaluates all securities with unrealized losses quarterly to determine if such impairments are temporary or "other-than-temporary" in accordance with applicable accounting guidance. The Company accounts for temporary impairments based upon security classification as either available for sale or held to maturity. Temporary impairments on available for sale securities are recognized on a tax-effected basis, through other comprehensive income with offsetting entries adjusting the carrying value of the securities and the balance of deferred income taxes. Temporary impairments of held to maturity securities are not recognized in the consolidated financial statements. Information concerning the amount and duration of impairments on securities is disclosed in the notes to the consolidated financial statements.

Other-than-temporary impairments on debt securities that the Company has decided to sell or will more likely than not be required to sell prior to the full recovery of their fair value to a level to, or exceeding, amortized cost are recognized in earnings. Otherwise, the other-than-temporary impairment is bifurcated into credit related and noncredit-related components. The credit related impairment generally represents the amount by which the present value of the cash flows expected to be collected on a debt security falls below its amortized cost. The noncredit-related component represents the remaining portion of the impairment not otherwise designated as credit-related. Credit related other-than-temporary impairments are recognized in earnings while noncredit-related other-than-temporary impairments are recognized, net of deferred income taxes, in other comprehensive income.

Discounts and premiums on all securities are accreted or amortized to maturity by use of the level-yield method. Gain or loss on sales of securities is based on the specific identification method.

**Concentration of Credit Risk**

Financial instruments which potentially subject the Company, Bank and Botany to concentrations of credit risk consist of cash and cash equivalents, investment and mortgage-backed securities and loans. Cash and cash equivalents include amounts placed with highly rated financial institutions. Securities available for sale and held to maturity consist of investment and mortgage-backed securities backed by the U.S. Government and investment grade corporate bonds. The Bank's lending activity is primarily concentrated in loans collateralized by real estate in the State of New Jersey. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in the State.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Loans Receivable**

Loans receivable which the Bank has the intent and ability to hold until maturity or loan pay-off are stated at unpaid principal balances, plus purchase premiums and net deferred loan origination costs. Interest is calculated by use of the simple interest method.

Recognition of interest by the accrual method is generally discontinued when interest or principal payments are ninety days or more in arrears, or when other factors indicate that the collection of such amounts is doubtful. At the time a loan is placed on nonaccrual status, an allowance for uncollected interest is recorded in the current period for previously accrued and uncollected interest. Interest on such loans, if appropriate, is recognized as income when payments are received. A loan is returned to accrual status when there is sustained period of repayment performance (generally six months) by the borrower in accordance with the contractual terms of the loan, or in some circumstances, when the factors indicating doubtful collectability no longer exist and the Bank expects repayment of the remaining contractual amounts due.

**Allowance for Loan Losses**

An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon an evaluation of known and inherent losses in the loan portfolio. Management of the Bank, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the local economic and real estate market conditions. The Bank utilizes a two-tier approach: (1) identification of loans that must be reviewed individually for impairment, and (2) establishment of a general valuation allowance on the remainder of its loan portfolio. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of impaired loans. The Bank considers one- to four-family real estate, construction real estate, second mortgage loans, home equity lines of credit and passbook loans to be homogeneous and, therefore, does not separately evaluate them for impairment unless they are considered troubled debt restructurings. A loan is considered to be a troubled debt restructuring when, to maximize the recovery of the loan, the Company modifies the borrower's existing loan terms and conditions in response to financial difficulties experienced by the borrower.

When evaluating loans for impairment, management takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of borrowers. A loan is deemed to be impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts under the contractual terms of the loan agreement. All loans identified as impaired are evaluated individually. The Bank does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Payments received on impaired loans are recognized as interest income and then applied to principal.

General loan loss allowances are based upon a combination of factors including, but not limited to, historical loss rates, composition of the loan portfolio, current economic conditions and management's judgment. Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their financial condition, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans among other factors. These other risk factors are continually reviewed and revised by management using relevant information available at the time of the evaluation.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Loan Origination Fees and Costs**

The Bank defers loan origination fees and certain direct loan origination costs and initially amortizes such amounts, using the interest method, as an adjustment of yield over the contractual lives of the related loans. The Bank anticipates prepayments within its loan portfolio and adjusts the amortization of origination fees and costs accordingly using an annually adjusted prepayment factor.

**Federal Home Loan Bank of New York Stock**

As a member of the Federal Home Loan Bank of New York ("FHLB"), the Bank is required to acquire and hold shares of FHLB Class B stock. The Bank's holding requirement varies based on our activities, primarily our outstanding borrowings, with the FHLB. The Bank investment in FHLB stock is carried at cost. The Bank conducts a periodic review and evaluation of its FHLB stock to determine if any impairment exists. Management has determined that no other-than-temporary impairment existed as of and during the years ended March 31, 2013 and 2012.

**Bank Owned Life Insurance**

Bank owned life insurance ("BOLI") is accounted for using the cash surrender value method and is recorded at its realizable value. The change in the net asset value is recorded as non-interest income.

**Premises and Equipment**

Premises and equipment are comprised of land, at cost, and land improvements, buildings and improvements, furnishings and equipment and leasehold improvements, at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed on the straight-line method over the following estimated useful lives:

| | Years |
|---|---|
| Land improvements | 5 - 20 |
| Buildings and improvements | 5 - 40 |
| Furnishings and equipment | 2 - 10 |
| Leasehold improvements | Shorter of useful life or term of lease (2 - 10) |

Significant renovations and additions are capitalized as part of premises and equipment account. Maintenance and repairs are charged to operations as incurred.

**Real Estate Owned**

Real estate acquired through foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is initially recorded at the fair market value less costs to sell at the date of foreclosure establishing a new cost basis. After acquisition, foreclosed properties are held for sale and carried at the lower of cost or fair value less estimated selling costs based on a current appraisal prepared by a licensed appraiser. Holding costs and declines in fair value after acquisition of the property result in charges against income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Income Taxes**

The Company, Bank and Botany file a consolidated federal income tax return. Income taxes are allocated based on their respective contribution of income or loss to the consolidated federal income tax return. Separate state income tax returns are filed.

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the Company's and subsidiaries' tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes.

Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for the portion of any assets which are not likely to be realized. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements in accordance with ASC Topic 740, "Income Taxes," which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation, no significant income tax uncertainties have been identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended March 31, 2013, 2012 and 2011. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the years ended March 31, 2013, 2012, and 2011. The tax years subject to examination by the taxing authorities are the years ended December 31, 2012, 2011, and 2010 for federal purposes and the years ended December 31, 2012, 2011, 2010 and 2009 for state purposes.

**Interest Rate Risk**

The potential for interest-rate risk exists as a result of the generally shorter duration of interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

**Earnings Per Share (EPS)**

Basic EPS is based on the weighted average number of common shares actually outstanding and is adjusted for employee stock ownership plan shares not yet committed to be released and deferred compensation obligations required to be settled in shares of Company stock. Unvested restricted stock awards, which contain rights to non-forfeitable dividends, are considered participating securities and the two-class method of computing basic and diluted EPS is applied. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as outstanding stock options, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of contracts or securities exercisable (such as stock options) or which could be converted into common stock, if dilutive, using the treasury stock method. The calculation of diluted EPS for the years ended March 31, 2013, 2012 and 2011 includes

**Earnings Per Share (EPS) (Continued)**

incremental shares related to outstanding options of 83,853, 17,808, and 6,705, respectively. Shares issued and reacquired during any period are weighted for the portion of the period they were outstanding. During the years ended March 31, 2013, 2012 and 2011 the average number of options which were antidilutive totaled -0-, -0-, and 1,339,044, respectively.

**Stock-Based Compensation**

The Company expenses the fair value of all options and restricted stock granted over their requisite service periods.

**Defined Benefit Plans**

The Company maintains a nonqualified, unfunded pension plan for the directors of the Company. The Company also maintains a post-retirement healthcare plan for the former president's spouse. The expected costs of benefits provided for both plans are actuarially determined and accrued.

The accounting guidance related to retirement and post-retirement healthcare benefits requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize, in comprehensive income, changes in the funded status of a defined benefit post-retirement plan in the year in which the changes occur. The accounting guidance requires that plan assets and benefit obligations be measured as of the date of the employer's fiscal year-end statement of financial condition.

**Reclassification**

Certain amounts for prior periods have been restated to conform to the current year's presentation. Such reclassification had no impact on net income or stockholders' equity as previously reported.

**Recent Accounting Pronouncements**

In February 2013, the FASB issued ASU No. 2013-02, "Comprehensive Income (Topic 220); Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of this standard effect April 1, 2013 have a material impact on the Company's consolidated financial statements.

### NOTE 2 – DIVIDEND WAIVER

During the years ended March 31, 2012 and 2011, Clifton MHC ("MHC"), the federally chartered mutual holding company of the Company, waived its right, upon non-objection from the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Office of Comptroller of the Currency ("OCC") and, previously, the Office of Thrift Supervision ("OTS"), respectively, to receive cash dividends of approximately $4.0 million and $4.0 million, respectively, on the shares of Company common stock it owns.

As a result of restrictions implemented by the Federal Reserve Board, the MHC was unable to waive its receipt of dividends declared by the Company during the year ended March 31, 2013. Accordingly, the MHC received dividends from the Company totaling $4.0 million during year ended March 31, 2013. As a result of such regulatory considerations, the Company's Board of Directors will be reviewing the Company's dividend policy on a quarterly basis and can make no assurances that it will continue to declare regular quarterly cash dividends or that its dividend policy will not change in the future.

### NOTE 3 – STOCK REPURCHASE PROGRAM

The Company's Board of Directors has authorized several stock repurchase programs. The repurchased shares are held as treasury stock for general corporate use. On November 28, 2012, the Company's Board of Directors authorized the Company's tenth repurchase plan for up to 280,000 shares of the Company's outstanding common stock, representing approximately 3% of the outstanding shares owned by entities other than the MHC on that date. During the year ended March 31, 2013, 1,400 shares were repurchased under these plans at a total cost of approximately $15,000, or $10.53 per share. There were no stock repurchases under these plans made during the year ended March 31, 2012 as all authorized repurchase plans during that period were complete. During the year ended March 31, 2011, 298,000 shares were repurchased at an aggregate cost of approximately $2.7 million, or $9.08 per share, under these programs.

Additionally, during the years ended March 31, 2013 and March 31, 2012, 1,202 and 1,061 shares were purchased at a total cost of $12,000, or $10.07 per share, and $11,000, or $10.67 per share, respectively, representing the withholding of shares subject to restricted stock awards under the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan for payment of taxes due upon the vesting of restricted stock awards. There were no shares purchased representing the withholding of shares subject to restricted stock award payment of taxes during the year ended March 31, 2011.

NOTE 4 - SECURITIES

The amortized cost, gross unrealized gains and losses and estimated fair value of securities available-for-sale and held-to-maturity for the dates indicated are as follows:

| | March 31, 2013 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| **Available for sale:** | (In Thousands) | | | |
| Debt securities: | | | | |
| Government-sponsored enterprises | $ 5,000 | $ 4 | $ - | $ 5,004 |
| Mortgage-backed securities: | | | | |
| Federal Home Loan Mortgage Corporation | 4,838 | 387 | - | 5,225 |
| Federal National Mortgage Association | 4,856 | 314 | - | 5,170 |
| | 9,694 | 701 | - | 10,395 |
| **Total available for sale securities** | $ 14,694 | $ 705 | $ - | $ 15,399 |

| | March 31, 2012 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| **Available for sale:** | (In Thousands) | | | |
| Debt securities: | | | | |
| Government-sponsored enterprises | $ 44,994 | $ 77 | $ - | $ 45,071 |
| Mortgage-backed securities: | | | | |
| Federal Home Loan Mortgage Corporation | 7,118 | 601 | - | 7,719 |
| Federal National Mortgage Association | 16,295 | 1,110 | - | 17,405 |
| | 23,413 | 1,711 | - | 25,124 |
| **Total available for sale securities** | $ 68,407 | $ 1,788 | $ - | $ 70,195 |

NOTE 4 - SECURITIES (CONTINUED)

| | March 31, 2013 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| **Held to maturity:** | (In Thousands) | | | |
| Debt securities: | | | | |
| Government-sponsored enterprises | $ 69,999 | $ 607 | $ 11 | $ 70,595 |
| Corporate bonds | 49,917 | 1,951 | 1 | 51,867 |
| | 119,916 | 2,558 | 12 | 122,462 |
| Mortgage-backed securities: | | | | |
| Federal Home Loan Mortgage Corporation | 106,346 | 5,459 | 125 | 111,680 |
| Federal National Mortgage Association | 207,781 | 7,118 | 350 | 214,549 |
| Governmental National Mortgage Association | 28,685 | 1,998 | 35 | 30,648 |
| | 342,812 | 14,575 | 510 | 356,877 |
| **Total held to maturity securities** | $ 462,728 | $ 17,133 | $ 522 | $ 479,339 |

| | March 31, 2012 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| **Held to maturity:** | (In Thousands) | | | |
| Debt securities: | | | | |
| Government-sponsored enterprises | $ 117,929 | $ 559 | $ 69 | $ 118,419 |
| Corporate bonds | 49,855 | 568 | 561 | 49,862 |
| | 167,784 | 1,127 | 630 | 168,281 |
| Mortgage-backed securities: | | | | |
| Federal Home Loan Mortgage Corporation | 139,231 | 6,823 | 452 | 145,602 |
| Federal National Mortgage Association | 157,844 | 7,940 | 203 | 165,581 |
| Governmental National Mortgage Association | 39,155 | 2,830 | - | 41,985 |
| | 336,230 | 17,593 | 655 | 353,168 |
| **Total held to maturity securities** | $ 504,014 | $ 18,720 | $ 1,285 | $ 521,449 |

NOTE 4 - SECURITIES (CONTINUED)

Contractual maturity data for investment securities is as follows:

| | March 31, | | | |
|---|---|---|---|---|
| | 2013 | | 2012 | |
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| | (In Thousands) | | | |
| **Available for sale:** | | | | |
| Debt securities: | | | | |
| Due after one but within five years | $ 5,000 | $ 5,004 | $ 44,994 | $ 45,071 |
| Mortgage-backed securities: | | | | |
| Due after five through ten years | 2,565 | 2,756 | 7,375 | 7,964 |
| Due after ten years | 7,129 | 7,639 | 16,038 | 17,160 |
| | 9,694 | 10,395 | 23,413 | 25,124 |
| **Total available for sale securities** | $ 14,694 | $ 15,399 | $ 68,407 | $ 70,195 |
| **Held to maturity:** | | | | |
| Debt securities: | | | | |
| Due less than one year | $ 5,000 | $ 5,014 | $ - | $ - |
| Due after one through five years | 94,913 | 96,463 | 77,852 | 78,139 |
| Due after five through ten years | 20,003 | 20,985 | 30,003 | 30,199 |
| Due after ten years | - | - | 59,929 | 59,943 |
| | 119,916 | 122,462 | 167,784 | 168,281 |
| Mortgage-backed securities: | | | | |
| Due less than one year | 8 | 8 | 2 | 2 |
| Due after one through five years | 337 | 352 | 75 | 80 |
| Due after five through ten years | 78,187 | 78,699 | 9,699 | 10,452 |
| Due after ten years | 264,280 | 277,818 | 326,454 | 342,634 |
| | 342,812 | 356,877 | 336,230 | 353,168 |
| **Total held to maturity securities** | $462,728 | $479,339 | $504,014 | $521,449 |

The amortized cost and carrying values shown above are by contractual final maturity. Actual maturities will differ from contractual final maturities due to scheduled monthly payments related to mortgage-backed securities and due to the borrowers having the right to prepay obligations with or without prepayment penalties. The Company's mortgage-backed securities are generally secured by residential and multi-family mortgage loans with contractual maturities of 15 years or greater. However, the effective lives of those securities are generally shorter than their contractual maturities due to principal amortization and prepayment of the mortgage loans comprised within those securities. Investors in mortgage pass-through securities generally share in the receipt of principal repayments on a pro-rata basis as paid by the borrowers.

**NOTE 4 - SECURITIES (CONTINUED)**

The age of gross unrealized losses and the fair value of related securities at March 31, 2013 and 2012 were as follows:

| March 31, 2013 | Less Than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| **Held to maturity:** | | | | | | |
| Debt securities: | | | | | | |
| Government-sponsored enterprises | $ 9,988 | $ 11 | $ - | $ - | $ 9,988 | $ 11 |
| Corporate bonds | - | - | 4,999 | 1 | 4,999 | 1 |
| | 9,988 | 11 | 4,999 | 1 | 14,987 | 12 |
| Mortgage-backed securities: | | | | | | |
| Federal Home Loan Mortgage Corporation | 10,368 | 124 | 30 | 1 | 10,398 | 125 |
| Federal National Mortgage Association | 42,609 | 347 | 187 | 3 | 42,796 | 350 |
| Government National Mortgage Association | 1,585 | 35 | - | - | 1,585 | 35 |
| | 54,562 | 506 | 217 | 4 | 54,779 | 510 |
| **Total held to maturity securities** | $ 64,550 | $ 517 | $ 5,216 | $ 5 | $ 69,766 | $ 522 |

| March 31, 2012 | Less Than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| **Held to maturity:** | | | (In Thousands) | | | |
| Debt securities: | | | | | | |
| Government-sponsored enterprises | $ 34,912 | $ 69 | $ - | $ - | $ 34,912 | $ 69 |
| Corporate bonds | 29,404 | 561 | - | - | 29,404 | 561 |
| | 64,316 | 630 | - | - | 64,316 | 630 |
| Mortgage-backed securities: | | | | | | |
| Federal Home Loan Mortgage Corporation | 22,258 | 450 | 277 | 2 | 22,535 | 452 |
| Federal National Mortgage Association | 18,101 | 198 | 244 | 5 | 18,345 | 203 |
| | 40,359 | 648 | 521 | 7 | 40,880 | 655 |
| **Total held to maturity securities** | $ 104,675 | $ 1,278 | $ 521 | $ 7 | $ 105,196 | $ 1,285 |

Management does not believe that any of the unrealized losses at March 31, 2013 (two bonds of Government-sponsored enterprises and one corporate bond included in debt securities, and thirteen FNMA, five FHLMC, and one GNMA mortgage-backed securities) represent an other-than-temporary impairment as they are primarily related to market interest rates and not related to the underlying credit quality of the issuers of the securities. Additionally, the Company and subsidiaries have the ability, and management has the intent, to hold such securities for the time necessary to recover amortized cost and does not have the intent to sell the securities, and it is more likely than not that it will not have to sell the securities before recovery of its amortized cost.

**NOTE 4 - SECURITIES (CONTINUED)**

The proceeds from sales of mortgage-backed securities available for sale totaled $8.8 million during the year ended March 31, 2013, and the gross realized gains on the sales totaled approximately $647,000. The proceeds from sales of mortgage-backed securities available for sale totaled $11.1 million during the year ended March 31, 2011, and the gross realized gain on the sale totaled approximately $872,000. There were no sales of securities held to maturity during the years ended March 31, 2013, 2012 and 2011. There were no sales of securities available for sale during the year ended March 31, 2012.

**NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES**

The loans receivable portfolio is segmented into real estate, and consumer loans. Real estate loans consist of the following classes: one-to-four-family real estate, multi-family real estate, commercial real estate, and construction real estate. Consumer loans consist of the following classes: second mortgage loans, equity lines of credit and other consumer loans.

The following is a summary of loans by segments and the classes within those segments:

| | March 31, | |
|---|---|---|
| | 2013 | 2012 |
| | (In Thousands) | |
| Real estate: | | |
| One- to four-family | $ 419,240 | $ 398,174 |
| Multi-family | 14,990 | 14,084 |
| Commercial | 13,671 | 14,844 |
| Construction | 937 | 1,380 |
| | 448,838 | 428,482 |
| Consumer: | | |
| Second mortgage | 6,687 | 7,892 |
| Passbook or certificate | 838 | 797 |
| Equity lines of credit | 2,218 | 2,097 |
| Other loans | 55 | 555 |
| | 9,798 | 11,341 |
| **Total Loans** | 458,636 | 439,823 |
| Less: | | |
| Loans in process | (169) | (744) |
| Net purchase premiums, discounts, and deferred loan costs | 845 | (156) |
| | 676 | (900) |
| **Total Loans, Net** | $ 459,312 | $ 438,923 |

### NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The allowance for loan losses consists of general and unallocated components. For loans that are classified as impaired, a valuation allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component of the allowance covers pools of loans by loan class not considered impaired, as well as smaller balance homogeneous loans, such as one- to four-family real estate, construction real estate, second mortgage loans, home equity lines of credit and passbook loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors to reflect current conditions. The historical loss factor is adjusted by qualitative risk factors which include:

1. Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.
2. National, regional, and local economic and business conditions, including the value of underlying collateral for collateral dependent loans.
3. Nature and volume of the portfolio and terms of loans.
4. Experience, ability, and depth of lending management and staff.
5. The quality of the Bank's loan review system.
6. Volume and severity of past due, classified and nonaccrual loans.
7. Existence and effect of any concentrations of credit and changes in the level of such concentrations.
8. Effect of external factors, such as competition and legal and regulatory requirements.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

The evaluation of the adequacy of the allowance is based on an analysis which categorizes the entire loan portfolio by certain risk characteristics. The loan portfolio segments are further disaggregated into the following loan classes, where the risk level for each type is analyzed when determining the allowance for loan losses.

Real Estate:

1. One-to Four-Family Loans - consists of loans secured by first liens on either owner occupied or investment properties. These loans can be affected by economic conditions and the value of the underlying properties. The risk is considered relatively low as the Bank has always had conservative underwriting standards and does not have sub-prime loans in its loan portfolio.

2. Multi-Family Loans - consists of loans secured by multi-family real estate which generally involve a greater degree of risk than one- to four-family residential mortgage loans. These loans can be affected by economic conditions and the value of the underlying properties. The Bank has always had conservative underwriting standards. These loans are affected by economic conditions.

3. Commercial Loans - consists of loans secured by commercial real estate which generally involve a greater degree of risk than one- to four-family residential mortgage loans. These loans can be affected by economic conditions and the value of the underlying properties. The Bank has always had conservative underwriting standards. These loans are affected by economic conditions to a greater degree than one-to four-family and multi-family loans.

**NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)**

4. Construction Loans - consists primarily of the financing of construction of one- to four family properties or construction/permanent loans for the construction of one-to four-family homes to be occupied by the borrower. Construction loans generally are considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate due to uncertainty of construction costs. Independent inspections are performed prior to disbursement of loan proceeds as construction progresses to mitigate these risks. These loans are also affected by economic conditions.

Consumer:

1. Second Mortgage and Equity Lines of Credit - consists of one-to four-family loans secured by first, second or third liens (when the Bank has the two other lien positions) or, in one instance, a commercial property. These loans are affected by the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. The credit risk is considered slightly higher than one-to four-family first lien loans as these loans are also dependent on the value of underlying properties, but have the added risk of a subordinate collateral position.

2. Passbook or Certificate and Other Loans - consists of loans secured by passbook accounts and certificates of deposits and unsecured loans. The passbook or certificate loans have low credit risk as they are fully secured by their collateral. Unsecured loans, included in other loans, are primarily between the Company and the MHC, so they also are considered a low credit risk.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans classified as special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans are rated pass-watch if the Bank is waiting for documents required for a complete file or if the loan is to be monitored due to previous delinquent status. Loans not classified are rated pass.

In addition, the Office of the Comptroller of the Currency (the "OCC") as an integral part of its examination process, periodically reviews our loan portfolio and the related allowance for loan losses. The OCC may require the allowance for loan losses to be increased based on its review of information available at the time of the examination.

## NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The change in the allowance for loan losses for the years ended March 31, 2013, 2012 and 2011 is as follows:

| | One-to-Four Family Real Estate | Multi-Family Real Estate | Commercial Real Estate | Construction Real Estate | Second Mortgage and Equity Lines of Credit | Passbook or Certificate and Other Loans | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|
| | (In Thousands) | | | | | | | |
| **At March 31, 2012:** | | | | | | | | |
| **Total allowance for loan losses** | $ 1,733 | $ 193 | $ 105 | $ 4 | $ 42 | $ 1 | $ 12 | $ 2,090 |
| Charge-offs | (402) | - | - | - | - | - | - | (402) |
| Recoveries | 50 | - | - | - | - | - | - | 50 |
| Provision charged to operations | 746 | (6) | (6) | 1 | (4) | - | 31 | 762 |
| **At March 31, 2013:** | | | | | | | | |
| **Total allowance for loan losses** | $ 2,127 | $ 187 | $ 99 | $ 5 | $ 38 | $ 1 | $ 43 | $ 2,500 |

| | One-to-Four Family Real Estate | Multi-Family Real Estate | Commercial Real Estate | Construction Real Estate | Second Mortgage and Equity Lines of Credit | Passbook or Certificate and Other Loans | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|
| | (In Thousands) | | | | | | | |
| **At March 31, 2011:** | | | | | | | | |
| **Total allowance for loan losses** | $ 1,601 | $ 103 | $ 93 | $ 11 | $ 46 | $ 3 | $ 23 | $ 1,880 |
| Charge-offs | (31) | - | (6) | - | - | - | - | (37) |
| Recoveries | - | - | - | - | - | - | - | - |
| Provision charged to operations | 163 | 90 | 18 | (7) | (4) | (2) | (11) | 247 |
| **At March 31, 2012:** | | | | | | | | |
| **Total allowance for loan losses** | $ 1,733 | $ 193 | $ 105 | $ 4 | $ 42 | $ 1 | $ 12 | $ 2,090 |

### NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

| | One-to-Four Family Real Estate | Multi-Family Real Estate | Commercial Real Estate | Construction Real Estate | Second Mortgage and Equity Lines of Credit | Passbook or Certificate and Other Loans | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | (In Thousands) | | | | |
| **At March 31, 2010:** | | | | | | | | |
| **Total allowance for loan losses** | $ 1,746 | $ 125 | $ 111 | $ 1 | $ 63 | $ 4 | $ - | $ 2,050 |
| Charge-offs | (112) | (160) | - | - | - | - | - | (272) |
| Recoveries | - | - | - | - | - | - | - | - |
| Provision charged to operations | (33) | 138 | (18) | 10 | (17) | (1) | 23 | 102 |
| **At March 31, 2011:** | | | | | | | | |
| **Total allowance for loan losses** | $ 1,601 | $ 103 | $ 93 | $ 11 | $ 46 | $ 3 | $ 23 | $ 1,880 |

The following table presents the allocation of the allowance for loan losses and related loans by loan class at March 31, 2013 and 2012.

| March 31, 2013 | One-to-Four Family Real Estate | Multi-Family Real Estate | Commercial Real Estate | Construction Real Estate | Second Mortgage and Equity Lines of Credit | Passbook or Certificate and Other Loans | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | (In Thousands) | | | | |
| Allowance for loan losses: | | | | | | | | |
| Individually evaluated for impairment | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Collectively evaluated for impairment | 2,127 | 187 | 99 | 5 | 38 | 1 | 43 | 2,500 |
| Total | $ 2,127 | $ 187 | $ 99 | $ 5 | $ 38 | $ 1 | $ 43 | $ 2,500 |
| Loans: | | | | | | | | |
| Individually evaluated for impairment | $ 528 | $ - | $ 251 | $ - | $ - | $ - | $ - | $ 779 |
| Collectively evaluated for impairment | 418,712 | 14,990 | 13,420 | 937 | 8,905 | 893 | - | 457,857 |
| **Total** | $ 419,240 | $ 14,990 | $ 13,671 | $ 937 | $ 8,905 | $ 893 | $ - | $ 458,636 |

| March 31, 2012 | One-to-Four Family Real Estate | Multi-Family Real Estate | Commercial Real Estate | Construction Real Estate | Second Mortgage and Equity Lines of Credit | Passbook or Certificate and Other Loans | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | (In Thousands) | | | | |
| Allowance for loan losses: | | | | | | | | |
| Individually evaluated for impairment | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Collectively evaluated for impairment | 1,733 | 193 | 105 | 4 | 42 | 1 | 12 | 2,090 |
| Total | $ 1,733 | $ 193 | $ 105 | $ 4 | $ 42 | $ 1 | $ 12 | $ 2,090 |
| Loans: | | | | | | | | |
| Individually evaluated for impairment | $ 909 | $ - | $ 256 | $ - | $ - | $ - | $ - | $ 1,165 |
| Collectively evaluated for impairment | 397,265 | 14,084 | 14,588 | 1,380 | 9,989 | 1,352 | - | 438,658 |
| **Total** | $ 398,174 | $ 14,084 | $ 14,844 | $ 1,380 | $ 9,989 | $ 1,352 | $ - | $ 439,823 |

NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The aggregate amount of classified loan balances are as follows at March 31, 2013 and 2012:

| March 31, 2013 | One-to-four Family Real Estate | Multi-family Real Estate | Commercial Real Estate | Construction Real Estate | Second Mortgage and Equity Lines of Credit | Passbook or certificate and Other Loans | Total Loans |
|---|---|---|---|---|---|---|---|
| | | | | (In Thousands) | | | |
| Pass | $ 403,754 | $ 14,018 | $ 13,183 | $ 937 | $ 8,683 | $ 893 | $ 441,468 |
| Pass-watch | 8,734 | 972 | 173 | - | 65 | - | 9,944 |
| Special mention | 1,191 | - | 64 | - | 9 | - | 1,264 |
| Substandard | 5,561 | - | 251 | - | 148 | - | 5,960 |
| Doubtful | - | - | - | - | - | - | - |
| Loss | - | - | - | - | - | - | - |
| **Total loans** | $ 419,240 | $ 14,990 | $ 13,671 | $ 937 | $ 8,905 | $ 893 | $ 458,636 |

| March 31, 2012 | One-to-four Family Real Estate | Multi-family Real Estate | Commercial Real Estate | Construction Real Estate | Second Mortgage and Equity Lines of Credit | Passbook or certificate and Other Loans | Total Loans |
|---|---|---|---|---|---|---|---|
| | | | | (In Thousands) | | | |
| Pass | $ 386,604 | $ 13,516 | $ 12,083 | $ 1,380 | $ 9,823 | $ 1,352 | $ 424,758 |
| Pass-watch | 5,605 | 568 | 2,505 | - | - | - | 8,678 |
| Special mention | 2,294 | - | - | - | 64 | - | 2,358 |
| Substandard | 3,671 | - | 256 | - | 102 | - | 4,029 |
| Doubtful | - | - | - | - | - | - | - |
| Loss | - | - | - | - | - | - | - |
| **Total loans** | $ 398,174 | $ 14,084 | $ 14,844 | $ 1,380 | $ 9,989 | $ 1,352 | $ 439,823 |

The following table provides information with respect to our nonaccrual loans at March 31, 2013 and 2012. Loans are generally placed on nonaccrual status when they become more than 90 days delinquent, or when the collection of principal and, or interest become doubtful. Nonaccrual loans differed from the amount of total loans past due greater than 90 days due to some previously delinquent loans that are currently not more than 90 days delinquent which are maintained on nonaccrual status for a minimum of six months until the borrower has demonstrated the ability to satisfy the loan terms. A loan is returned to accrual status when there is sustained period of repayment performance (generally six months) by the borrower in accordance with the contractual terms of the loan, or in some circumstances, when the factors indicating doubtful collectability no longer exist and the Bank expects repayment of the remaining contractual amounts due.

**NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)**

| | March 31, | |
|---|---|---|
| | 2013 | 2012 |
| **Nonaccrual loans:** | (In Thousands) | |
| Real estate loans: | | |
| One-to four-family | $ 5,496 | $ 3,671 |
| Commercial | 251 | - |
| Consumer and other loans: | | |
| Second mortgage | 148 | 102 |
| **Total nonaccrual loans** | $ 5,895 | $ 3,773 |

During the years ended March 31, 2013, 2012 and 2011, interest income of approximately $201,000, $119,000, and $71,000, respectively, was recognized on these loans. Interest income that would have been recorded, had the loans been on accrual status and performing in accordance with the original terms of the contracts, amounted to approximately $296,000, $206,000, and $167,000, respectively, for the years ended March 31, 2013, 2012, and 2011.

The following table provides information about delinquencies in our loan portfolio at March 31, 2013 and 2012.

| March 31, 2013 | 30-59 Days Past Due | 60-89 Days Past Due | >90 Days Past Due | Total Past Due | Current | Total Gross Loans |
|---|---|---|---|---|---|---|
| | | | (In Thousands) | | | |
| Real estate loans: | | | | | | |
| One-to four-family | $ 2,076 | $ 300 | $ 3,693 | $ 6,069 | $ 413,171 | $ 419,240 |
| Multi-family | - | - | - | - | 14,990 | 14,990 |
| Commercial | - | 251 | - | 251 | 13,420 | 13,671 |
| Construction | - | - | - | - | 937 | 937 |
| Consumer and other loans: | | | | | | |
| Second mortgage and equity lines of credit | 9 | 4 | 39 | 52 | 8,853 | 8,905 |
| Passbook or certificate and other loans | - | 96 | - | 96 | 797 | 893 |
| **Total** | $ 2,085 | $ 651 | $ 3,732 | $ 6,468 | $ 452,168 | $ 458,636 |

NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

| March 31, 2012 | 30-59 Days Past Due | 60-89 Days Past Due | >90 Days Past Due | Total Past Due | Current | Total Gross Loans |
|---|---|---|---|---|---|---|
| | | | (In Thousands) | | | |
| Real estate loans: | | | | | | |
| One-to four-family | $ 3,982 | $ 191 | $ 3,124 | $ 7,297 | $ 390,877 | $ 398,174 |
| Multi-family | - | - | - | - | 14,084 | 14,084 |
| Commercial | - | - | - | - | 14,844 | 14,844 |
| Construction | - | - | - | - | 1,380 | 1,380 |
| Consumer and other loans: | | | | | | |
| Second mortgage and equity lines of credit | 102 | - | 52 | 154 | 9,835 | 9,989 |
| Passbook or certificate and other loans | 6 | - | - | 6 | 1,346 | 1,352 |
| **Total** | $ 4,090 | $ 191 | $ 3,176 | $ 7,457 | $ 432,366 | $ 439,823 |

There were no loans that are past due greater than ninety days that were accruing as of March 31, 2013 and 2012.

A loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. The Company considers one- to four-family mortgage loans and consumer installment loans to be homogeneous and, therefore, does not separately evaluate them for impairment, unless they are considered troubled debt restructurings. All other loans are evaluated for impairment on an individual basis.

Impaired loans, none of which had a related allowance at or for the periods ending March 31, 2013 and 2012, were as follows:

| At or For The Year Ended March 31, 2013 | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
|---|---|---|---|---|---|
| | | | (In Thousands) | | |
| With no related allowance recorded: | | | | | |
| Real estate loans: | | | | | |
| One-to four-family | $ 528 | $ 718 | $ - | $ 593 | $ 19 |
| Commercial | 251 | 251 | - | 253 | 12 |
| **Total impaired loans** | $ 779 | $ 969 | $ - | $ 846 | $ 31 |

NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

| At or For The Year Ended March 31, 2012 | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
|---|---|---|---|---|---|
| | | | (In Thousands) | | |
| With no related allowance recorded: | | | | | |
| Real estate loans: | | | | | |
| One-to four-family | $ 909 | $ 1,119 | $ - | $ 1,104 | $ 50 |
| Commercial | 256 | 256 | - | 329 | 28 |
| **Total impaired loans** | $ 1,165 | $ 1,375 | $ - | $ 1,433 | $ 78 |

The Company adopted Accounting Standards Update ("ASU") No. 2011-02 on April 1, 2011 which provides additional guidance to creditors for evaluating whether a modification or restructuring of a receivable is a troubled debt restructuring. In evaluating whether a restructuring constitutes a troubled debt restructuring, ASU No. 2011-02 requires that a creditor must separately conclude that the restructuring constitutes a concession and the borrower is experiencing financial difficulties. As a result of the Company's adoption of ASU No. 2011-02, it determined that no loans were troubled debt restructurings other than those previously considered as such.

The recorded investment in loans modified in a troubled debt restructuring totaled $528,000 at March 31, 2013, of which $217,000 was 90 days or more past due. The remaining loans modified were current at the time of the restructuring and have complied with the terms of their restructure agreements at March 31, 2013. The recorded investment in loans modified in a troubled debt restructuring totaled $909,000 at March 31, 2012, of which $34,000 was 30-59 days past due, and $218,000 was 90 days or more past due. The remaining loans modified were current at the time of the restructuring and have complied with the terms of their restructure agreements at March 31, 2012. Loans that were modified in a troubled debt restructuring represent concessions made to borrowers experiencing financial difficulties. The Company works with these borrowers to modify existing loan terms usually by extending maturities or reducing interest rates. The Company records an impairment loss, if any, based on the present value of expected future cash flows discounted at the original loan's effective interest rate. Subsequently, these loans are individually evaluated for impairment. As a result of the Company's initial impairment evaluations, it charged-off $-0- and $31,000 during the years ended March 31, 2013 and 2012.

There were no new troubled debt restructurings or defaults on troubled debt restructurings that occurred within twelve months of restructuring during the year ended March 31, 2013.

**NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)**

The following table presents troubled debt restructurings by class during the period indicated.

| | Number of Loans | Pre-restructuring Outstanding Recorded Investment | Post-restructuring Outstanding Recorded Investment |
|---|---|---|---|
| | | (Dollar In Thousands) | |
| **Year Ended March 31, 2012** | | | |
| One-to Four Family Real Estate | 3 | $586 | $596 |
| **Year Ended March 31, 2011** | | | |
| One-to Four Family Real Estate | 4 | $937 | $694 |

The following table presents troubled debt restructurings which, during the periods indicated, defaulted within twelve months of restructuring.

| | Number of Loans | Pre-restructuring Outstanding Recorded Investment | Post-restructuring Outstanding Recorded Investment |
|---|---|---|---|
| | | (Dollar In Thousands) | |
| **Year Ended March 31, 2012** | | | |
| One-to Four Family Real Estate | 1 | $212 | $208 |
| **Year Ended March 31, 2011** | | | |
| One-to Four Family Real Estate | 1 | $40 | $40 |

The Company and the Bank have granted loans to MHC and certain officers and directors of the Company and Bank and to their associates. The activity with respect to these loans is as follows:

| | Years Ended March 31, | |
|---|---|---|
| | 2013 | 2012 |
| | (In Thousands) | |
| Balance, beginning | $ 1,690 | $ 1,748 |
| Loans originated | 7 | - |
| Newly associated persons | 111 | - |
| Collection of principal | (668) | (58) |
| Balance, ending | $ 1,140 | $ 1,690 |

## NOTE 6 - PREMISES AND EQUIPMENT

| | March 31, | |
|---|---|---|
| | 2013 | 2012 |
| | (In Thousands) | |
| Land and land improvements | $ 3,561 | $ 3,561 |
| Buildings and improvements | 7,027 | 7,004 |
| Furnishings and equipment | 3,168 | 2,883 |
| Leasehold improvements | 593 | 588 |
| | 14,349 | 14,036 |
| Accumulated depreciation and amortization | (6,508) | (5,961) |
| | $ 7,841 | $ 8,075 |

During the year ended March 31, 2011, $1.16 million of land and land improvements were reclassified to land held for sale and during the years ended March 31, 2013, 2012 and 2011, $99,000, $156,000, and $397,000 in write downs to fair value were recorded. The land was sold in July 2012.

During the year ended March 31, 2011, the Company recognized a net gain of $329,000 on the sale of premises and equipment, as the Bank sold its Botany branch facility in August 2010 and recognized a $339,000 gain on the sale of land, building and improvements, net of a $10,000 loss recognized on the disposal of net furnishings and equipment. A $2,000 loss was also recognized on the disposal of other net furnishings and equipment during that year.

Rental expenses related to the occupancy of leased premises, including property taxes and common area maintenance totaled approximately $538,000, $429,000 and $430,000 for the years ended March 31, 2013, 2012 and 2011, respectively. The Bank leases six building spaces. Some operating leases contain renewal options and provisions requiring the Bank to pay property taxes and operating expenses over base amounts. The minimum obligation under all non-cancellable lease agreements, which expire through May 31, 2020, for each of the years ended March 31 is as follows:

| | Amount |
|---|---|
| | (In Thousands) |
| 2014 | $ 460 |
| 2015 | 462 |
| 2016 | 367 |
| 2017 | 338 |
| 2018 | 300 |
| 2019 & After | 353 |
| | $ 2,280 |

### NOTE 7 - INTEREST RECEIVABLE

| | March 31, 2013 | March 31, 2012 |
|---|---|---|
| | (In Thousands) | |
| Loans | $ 1,814 | $ 1,831 |
| Mortgage-backed securities | 1,016 | 1,216 |
| Debt securities | 596 | 1,057 |
| | 3,426 | 4,104 |
| Allowance for uncollected interest on loans | (249) | (177) |
| | $ 3,177 | $ 3,927 |

### NOTE 8 – DEPOSITS

| | March 31, 2013 | | | March 31, 2012 | | |
|---|---|---|---|---|---|---|
| | Weighted Average Rate | Amount | Percent | Weighted Average Rate | Amount | Percent |
| | (Dollars In Thousands) | | | | | |
| Demand accounts: | | | | | | |
| Non-interest bearing | 0.00 % | $ 13,228 | 1.73 % | 0.00 % | $ 7,997 | 0.97 % |
| Crystal Checking | 0.20 | 14,428 | 1.89 | 0.30 | 14,938 | 1.81 |
| NOW | 0.10 | 23,226 | 3.04 | 0.20 | 21,289 | 2.58 |
| Super NOW | 0.20 | 216 | 0.03 | 0.30 | 120 | 0.01 |
| Money Market | 0.20 | 19,356 | 2.53 | 0.30 | 21,085 | 2.55 |
| | 0.13 | 70,454 | 9.22 | 0.23 | 65,429 | 7.92 |
| Savings and club accounts | 0.20 | 127,957 | 16.76 | 0.33 | 122,852 | 14.87 |
| Certificates of deposit | 1.36 | 565,281 | 74.02 | 1.69 | 637,994 | 77.21 |
| **Total Deposits** | 1.05 % | $ 763,692 | 100.00 % | 1.37 % | $ 826,275 | 100.00 % |

Certificates of deposit with balances of $100,000 or more at March 31, 2013 and 2012 totaled approximately $216.7 million and $237.3 million, respectively. The Bank's deposits are insurable to applicable limits established by the Federal Deposit Insurance Corporation. The maximum deposit insurance amount is $250,000.

**NOTE 8 – DEPOSITS (CONTINUED)**

The scheduled maturities of certificates of deposit are as follows:

| | March 31, | |
|---|---|---|
| | 2013 | 2012 |
| | (In Thousands) | |
| One year or less | $ 321,254 | $ 374,476 |
| After one to two years | 141,160 | 150,704 |
| After two to three years | 58,527 | 67,070 |
| After three to four years | 6,298 | 11,766 |
| After four years to five years | 13,318 | 16,649 |
| Thereafter | 24,724 | 17,329 |
| | $ 565,281 | $ 637,994 |

Interest expense on deposits consists of the following:

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (In Thousands) | | |
| Demand | $ 111 | $ 195 | $ 375 |
| Savings and club | 324 | 518 | 874 |
| Certificates of deposits | 9,042 | 11,932 | 13,616 |
| | $ 9,477 | $ 12,645 | $ 14,865 |

**NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK ("FHLB")**

The maturities and weighted average fixed interest rates of FHLB advances were as follows:

| | March 31, | | | |
|---|---|---|---|---|
| | 2013 | | 2012 | |
| Maturing During Year Ending | Balance | Weighted Average Interest Rate | Balance | Weighted Average Interest Rate |
| | (Dollars In Thousands) | | | |
| 2013 | $ - | - % | $ 21,471 | 3.92 % |
| 2014 | - | - | 7,308 | 3.36 |
| 2015 | - | - | 2,400 | 3.88 |
| 2016 | 10,000 | 2.24 | 5,000 | 3.74 |
| 2017 | - | - | - | - |
| 2018 | 32,500 | 3.82 | 32,500 | 3.82 |
| Thereafter | 10,000 | 4.04 | 10,000 | 4.04 |
| | $ 52,500 | 3.56 % | $ 78,679 | 3.83 % |

The carrying value of collateral pledged for the above advances was as follows:

| | March 31, | |
|---|---|---|
| | 2013 | 2012 |
| | (In Thousands) | |
| Available for Sale: | | |
| Mortgage-backed securities | $ - | $ 19,451 |
| Held to maturity: | | |
| Debt security - Government-sponsored enterprises | 5,000 | 5,000 |
| Mortgage-backed securities | 47,643 | 55,738 |
| | 52,643 | 60,738 |
| | $ 52,643 | $ 80,189 |

At March 31, 2013, the Bank can borrow overnight funds from the FHLB under an overnight advance program up to the Bank's maximum borrowing capacity based on the Bank's ability to collateralize such borrowings. Additionally, the Bank has the ability to borrow funds of up to an aggregate of $88.0 million at two financial institutions under established unsecured overnight lines of credit at a daily adjustable rate. There were no drawings on these lines at March 31, 2013 and 2012.

During the year ended March 31, 2013, $16.2 million of long-term borrowings were paid off in advance, resulting in a prepayment penalty of $527,000 which was recorded in July 2012.

### NOTE 10 - REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined by regulations) to risk-weighted assets (as defined), and of Tier 1 and tangible capital to adjusted total assets (as defined). Management believes, as of March 31, 2013 and 2012, that the Bank met all capital adequacy requirements to which it was subject.

The following table sets forth the Bank's capital position at March 31, 2013 and 2012 as compared to minimum regulatory capital requirements:

| | | | Regulatory Capital Requirements | | | |
|---|---|---|---|---|---|---|
| | Actual | | Minimum Capital Adequacy | | For Classification as Well-Capitalized | |
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (Dollars In Thousands) | | | |
| **As of March 31, 2013:** | | | | | | |
| Total risk-based capital (to risk-weighted assets) | $168,986 | 40.52 % | $33,366 | 8.00 % | $41,708 | 10.00 % |
| Tier 1 capital (to risk-weighted assets) | 166,486 | 39.92 | 16,683 | 4.00 | 25,025 | 6.00 |
| Core (tier 1) capital (to adjusted total assets) | 166,486 | 16.41 | 40,591 | 4.00 | 50,738 | 5.00 |
| Tier 1 risk-based capital (to adjusted tangible assets) | 166,486 | 16.41 | 15,222 | 1.50 | - | - |
| **As of March 31, 2012:** | | | | | | |
| Total risk-based capital (to risk-weighted assets) | $161,069 | 38.31 % | $33,632 | 8.00 % | $42,040 | 10.00 % |
| Tier 1 capital (to risk-weighted assets) | 158,979 | 37.82 | 16,816 | 4.00 | 25,224 | 6.00 |
| Core (tier 1) capital (to adjusted total assets) | 158,979 | 14.58 | 43,620 | 4.00 | 54,526 | 5.00 |
| Tier 1 risk-based capital (to adjusted tangible assets) | 158,979 | 14.58 | 16,358 | 1.50 | - | - |

In January, 2013, the most recent notification from the OCC, the Bank was categorized as well capitalized as of September 30, 2012, under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank's category.

## NOTE 11 - INCOME TAXES

The components of income taxes are summarized as follows:

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (In Thousands) | | |
| Current tax expense: | | | |
| Federal income | $ 2,767 | $ 3,804 | $ 4,592 |
| State income | 541 | 636 | 271 |
| Total Current Income Tax Expense | 3,308 | 4,440 | 4,863 |
| Deferred tax expense (benefit): | | | |
| Federal income | 111 | (313) | (501) |
| State income | 8 | 48 | 514 |
| Total Deferred Income Tax Expense (Benefit) | 119 | (265) | 13 |
| **Total Income Tax Expense** | $ 3,427 | $ 4,175 | $ 4,876 |

The following table presents a reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (Dollars In Thousands) | | |
| Federal income tax at the statutory rate | $ 3,413 | $ 4,098 | $ 4,654 |
| Increase (decrease) in income taxes resulting from: | | | |
| New Jersey income tax, net of federal income tax effect | 363 | 451 | 518 |
| Bank owned life insurance income | (314) | (293) | (299) |
| Change in tax rate | - | (79) | - |
| Other, net | (35) | (2) | 3 |
| **Total Income Tax Expense** | $ 3,427 | $ 4,175 | $ 4,876 |
| Effective income tax rate | 34.1% | 34.6% | 35.6% |

NOTE 11 - INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities consisted of the following:

| | March 31, 2013 | March 31, 2012 |
|---|---|---|
| | (In Thousands) | |
| Deferred income tax assets: | | |
| Pension costs | $ 961 | $ 1,033 |
| Allowance for loan losses | 1,021 | 854 |
| Benefit plans | 21 | 21 |
| Depreciation | 164 | 174 |
| Post-retirement benefits and healthcare obligations | 418 | 303 |
| Non-qualified benefit plans | 601 | 573 |
| Employee Stock Ownership Plan | 327 | 334 |
| Supplemental Executive Retirement Plan | 145 | 134 |
| Writedown on land held for sale | - | 226 |
| Other | 220 | 230 |
| Total Deferred Tax Assets | 3,878 | 3,882 |
| Deferred income tax liabilities: | | |
| Net unrealized gain on securities available for sale | (288) | (730) |
| **Net Deferred Tax Asset Included in Other Assets** | $ 3,590 | $ 3,152 |

Retained earnings at March 31, 2013 and 2012, includes approximately $6.4 million of tax bad debt deductions for which deferred taxes have not been provided. Reduction of such amount for purposes other than bad debt losses, including non-dividend distributions, will result in income for tax purposes only, and will be subject to income tax at the then current rate. The Company does not intend to make non-dividend distributions that would result in a recapture of any portion of its bad debt reserves.

NOTE 12 - EMPLOYEE BENEFIT PLANS

**ESOP**

Effective upon the consummation of the Bank's reorganization in March 2004, an ESOP was established for all eligible employees who had completed a twelve-month period of employment with the Bank and at least 1,000 hours of service and had attained the age of 21. The ESOP used $11.0 million in proceeds from a term loan obtained from the Company to purchase 1,099,097 shares of Company common stock. The term loan principal is payable over fifteen equal annual installments through December 31, 2018. Interest on the term loan is fixed at a rate of 4.00%. Each year, the Bank intends to make discretionary contributions to the ESOP, which will be equal to principal and interest payments required on the term loan. The loan is further paid down by the amount of dividends paid, if any, on the common stock owned by the ESOP.

NOTE 12 - EMPLOYEE BENEFIT PLANS (CONTINUED)

**ESOP (Continued)**

Shares purchased with the loan proceeds were initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $622,000, $640,000 and $612,000 for the years ended March 31, 2013, 2012 and 2011, respectively.

The ESOP shares were as follows:

| | March 31, | |
|---|---|---|
| | 2013 | 2012 |
| | (In Thousands) | |
| Allocated shares | 605 | 539 |
| Shares committed to be released | 8 | 8 |
| Unearned shares | 421 | 494 |
| **Total ESOP Shares** | 1,034 | 1,041 |
| Fair value of unearned shares | $ 5,244 | $ 5,159 |

**Section 401(k) Plan ("Plan")**

The Bank sponsors a Plan pursuant to Section 401(k) of the Internal Revenue Code ("IRC"), for all eligible (attainment of age 21 and one year of service) employees. Employees may elect to save up to 25% of their compensation, subject to IRC limits. For each dollar up to 4.5% of compensation, the Bank will match 50% of the employee's contribution. The Plan's expense for the years ended March 31, 2013, 2012, and 2011, was approximately $90,000, $86,000, and $79,000, respectively.

**Supplemental Executive Retirement Plan ("SERP")**

Effective upon the consummation of the Bank's reorganization in March 2004, a SERP was established. The SERP provides participating executives with benefits otherwise limited by certain provisions of the Internal Revenue Code or the terms of the employee stock ownership plan loan. Specifically, the SERP provides benefits to eligible officers (those designated by the Board of Directors of the Bank) that cannot be provided under the Section 401(k) plan or the ESOP as a result of limitations imposed by the Internal Revenue Code, but that would have been provided under the plans, but for these Internal Revenue Code limitations. In addition to providing for benefits lost under tax-qualified plans as a result of the Internal Revenue Code limitations, the SERP also provides supplemental benefits upon a change of control prior to the scheduled repayment of the ESOP loan. Generally, upon a change in control, the SERP provides participants with a benefit equal to what they would have received under the ESOP, had they remained employed throughout the term of the loan, less the benefits actually provided under the plan on the participant's behalf. A participant's benefits generally become payable upon a change in control of the Bank and the Company. The SERP expense for the years ended March 31, 2013, 2012, and 2011, was approximately $28,000, $29,000 and $27,000, respectively. At March 31, 2013 and 2012, the accrued SERP liability was $356,000 and $328,000, respectively.

### NOTE 13 - STOCK-BASED COMPENSATION

At the Company's annual stockholders' meeting held on July 14, 2005, stockholders of the Company approved the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan. Under this plan, the Company may grant options to purchase up to 1,495,993 shares of Company common stock and may grant up to 598,397 shares of common stock as restricted stock awards. At March 31, 2013, there were 6,766 shares remaining for future option grants, and 191 shares remaining available for future restricted stock awards under the plan.

On December 7, 2005, 585,231 shares of restricted stock were awarded. The restricted shares awarded had a grant date fair value of $10.22 per share. Twenty percent of the shares awarded were immediately vested, with an additional twenty percent becoming vested annually thereafter. On May 26, 2010, 35,000 shares of restricted stock were awarded. The restricted shares awarded had a grant date fair value of $8.84 per share. Twenty percent of the shares awarded vest annually. Management recognizes expense for the fair value of these awards on a straight line basis over the requisite service period. During the years ended March 31, 2013, 2012 and 2011, approximately $62,000, $62,000 and $52,000, respectively in expense, was recognized in regard to these restricted stock awards. The Company recognized approximately $25,000, $25,000, and $21,000 of income tax benefits resulting from this expense for the years ended March 31, 2013, 2012 and 2011, respectively. The total fair value of stock awards vested during the years ended March 31, 2013, 2012 and 2011 were approximately $75,000, $75,000, and $0, respectively. The expected future compensation expense relating to the 21,000 non-vested restricted shares outstanding at March 31, 2013 is $134,000 over a weighted average period of 2.2 years.

The following is a summary of the status of the Company's restricted shares:

| | Restricted Shares | Weighted Average Grant Date Fair Value |
|---|---|---|
| Non-vested at March 31, 2011 | 35,000 | $8.84 |
| Vesting | (7,000) | 8.84 |
| Non-vested at March 31, 2012 | 28,000 | 8.84 |
| Vesting | (7,000) | 8.84 |
| Non-vested at March 31, 2013 | 21,000 | $8.84 |

On August 31, 2005, options to purchase 1,483,510 shares of common stock at $10.24 per share were awarded and will expire no later than ten years following the grant date. Immediately upon grant, twenty percent of the options awarded were vested, with an additional twenty percent becoming vested annually thereafter.

On May 26, 2010, options to purchase 164,875 shares of common stock at an exercise price of $8.84 per share were awarded and will expire no later than ten years following the grant date. Twenty percent of the shares awarded vest annually. Management recognizes expense for the fair value of these awards on an accelerated attribution basis over the requisite service period. During the years ended March 31, 2013, 2012 and 2011, approximately $76,000, $127,000 and $166,000, respectively, in stock option expense, was recorded net of income tax benefits of $27,000, $45,000 and $60,000, respectively. The expected future compensation expense relating to the 98,925 non-vested options outstanding at March 31, 2013 is $68,000 over the weighted average period of 2.2 years.

NOTE 13 - STOCK-BASED COMPENSATION (CONTINUED)

A summary of stock option activity follows:

| | Number of Stock Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at March 31, 2011 | 1,486,835 | $10.09 | | |
| Outstanding at March 31, 2012 | 1,486,835 | 10.09 | | |
| Exercised | (29,237) | 10.24 | | |
| Outstanding at March 31, 2013 | 1,457,598 | 10.08 | 2.95 Years | $ 3,466,693 |
| Exercisable at March 31, 2013 | 1,358,673 | $10.17 | 2.65 Years | $ 3,108,584 |

Shares issued upon the exercise of stock options are issued from treasury stock. The Company has an adequate number of treasury shares available for future stock option exercises.

The fair value of the options granted on May 26, 2010 as computed using the Black-Scholes option-pricing model, was determined to be $2.65 per option based upon the following assumptions as of the grant date: the risk free interest rate, expected option life, expected stock price volatility, and dividend yield of 2.68%, 6.5 years, 36.55%, and 2.71%, respectively.

NOTE 14 – DEFINED BENEFIT PLANS

**Directors' Retirement Plan**

The Directors' Retirement Plan is a nonqualified, unfunded pension plan with benefits based on fees paid to directors while still active. The funding policy is to pay directors on a pay-as-you-go basis.

The following table sets forth the funded status for the Directors' Retirement Plan and amounts recognized in the consolidated statements of financial condition.

| | March 31, | |
|---|---|---|
| | 2013 | 2012 |
| | (Dollars In Thousands) | |
| Change in projected benefit obligations: | | |
| Benefit obligation - beginning | $ 3,205 | $ 2,643 |
| Service cost | 63 | 40 |
| Interest cost | 133 | 149 |
| Actuarial loss | 470 | 462 |
| Benefits paid | (89) | (89) |
| Settlements | (465) | - |
| Benefit obligation - ending | 3,317 | 3,205 |
| Change in plan assets: | | |
| Fair value of plan assets - beginning | - | - |
| Employer contribution | 554 | 89 |
| Benefits paid | (89) | (89) |
| Settlements | (465) | - |
| Fair value of plan assets - ending | - | - |
| Funded status and accrued pension cost included in other liabilities | $ (3,317) | $ (3,205) |
| Assumptions: | | |
| Discount rate | 4.25% | 4.50% |
| Rate of increase in compensation | 5.00% | 4.50% |

The Bank expects to make contributions to the plan during the year ending March 31, 2014, totaling approximately $119,000. At March 31, 2013, benefit payments expected to be paid under the plan are as follows:

| | Amount (In Thousands) |
|---|---|
| Years ending March 31: | |
| 2014 | $ 119 |
| 2015 | 135 |
| 2016 | 152 |
| 2017 | 167 |
| 2018 | 130 |
| 2019-2023 | 896 |

NOTE 14 – DEFINED BENEFIT PLANS (CONTINUED)

**Directors' Retirement Plan (Continued)**

Net periodic pension cost for the plan included the following components:

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (Dollars In Thousands) | | |
| Service cost | $ 63 | $ 40 | $ 59 |
| Interest cost | 133 | 149 | 145 |
| Net amortization and deferral | 73 | 40 | 40 |
| Settlement charge | 117 | - | - |
| **Net Periodic Pension Cost Included in Directors' Compensation** | $ 386 | $ 229 | $ 244 |
| Assumptions: | | | |
| Discount rate | 4.25% | 5.75% | 6.25% |
| Rate of increase in compensation | 4.50% | 4.50% | 4.50% |

At March 31, 2013 and 2012 unrecognized net loss of $965,000 and $645,000 and unrecognized prior service cost of $129,000 and $170,000, respectively, were included in accumulated other comprehensive (loss) income. For the fiscal year ending March 31, 2014, $52,000 of unrecognized net loss and $40,000 of prior service cost is expected to be recognized as a component of net periodic pension cost.

**Former President's Post-retirement Healthcare Plan**

The Former President's post-retirement healthcare plan is a nonqualified, unfunded plan with the only participant being the former president's spouse, since his death in February 2005. This healthcare plan provides coverage for the spouse's life. The annual costs associated with these benefits are accrued on the basis of actuarial assumptions and included in salaries and employee benefits.

**NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)**

**Former President's Post-retirement Healthcare Plan (Continued)**

The following table sets forth the funded status for the Former President's post-retirement healthcare plan and amounts recognized in the consolidated statements of financial condition:

| | March 31, | |
|---|---|---|
| | 2013 | 2012 |
| | (Dollars In Thousands) | |
| Change in projected benefit obligations: | | |
| Benefit obligation - beginning | $ 65 | $ 58 |
| Interest cost | 3 | 3 |
| Actuarial (gain) loss | (4) | 9 |
| Benefits paid | (5) | (5) |
| Benefit obligation - ending | 59 | 65 |
| Change in plan assets: | | |
| Fair value of plan assets - beginning | - | - |
| Employer contribution | 5 | 5 |
| Benefits paid | (5) | (5) |
| Fair value of plan assets - ending | - | - |
| Funded status and accrued pension cost included in other liabilities | $ (59) | $ (65) |
| Assumed discount rate | 4.25% | 4.50% |

The Bank expects to make contributions to the Plan during the year ending March 31, 2014, totaling approximately $5,000. At March 31, 2013, benefit payments expected to be paid under the Plan are as follows:

| | Amount |
|---|---|
| Years ending March 31: | (In Thousands) |
| 2014 | $ 5 |
| 2015 | 5 |
| 2016 | 5 |
| 2017 | 5 |
| 2018 | 5 |
| 2019-2023 | 23 |

NOTE 14 - DEFINED BENEFIT PLANS (CONTINUED)

**Former President's Post-retirement Healthcare Plan (Continued)**

Net periodic pension (benefit) for the Plan included the following components:

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (Dollars In Thousands) | | |
| Interest cost | $ 3 | $ 3 | $ 3 |
| Net amortization and deferral | (6) | (6) | (7) |
| **Net Periodic (Benefit)** | $ (3) | $ (3) | $ (4) |
| Assumed discount rate | 4.50% | 5.75% | 6.25% |
| Current medical trend | 5.25% | 5.25% | 5.25% |
| Ultimate medical trend | 5.25% | 5.25% | 5.25% |

At March 31, 2013 and 2012, unrecognized net gain of $72,000 and $73,000 was included in accumulated other comprehensive (loss) income. For the fiscal year ending March 31, 2014, $6,000 of the net gain is expected to be recognized as a component of net periodic pension benefit.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A 1% change in the assumed health cost trend rate would have had the following effects on post-retirement benefits under this plan at March 31, 2013:

| | 1% | |
|---|---|---|
| | Increase | Decrease |
| | (In Thousands) | |
| Effect on total service and interest costs | $ 3 | $ 3 |
| Effect on post-retirement benefit obligation | $ 63 | $ 55 |

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The guidance on fair value measurement establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In addition, the guidance requires the Company to disclose the fair value for certain assets and liabilities on both a recurring and non-recurring basis.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at March 31, 2013 and 2012 are as follows:

| Description | Carrying Value | (Level 1) Quoted Prices in Active Markets for Identical Assets | (Level 2) Significant Other Observable Inputs | (Level 3) Significant Unobservable Inputs |
|---|---|---|---|---|
| | | (In Thousands) | | |
| **March 31, 2013:** | | | | |
| Securities available for sale: | | | | |
| Mortgage-backed securities: | | | | |
| Federal Home Loan Mortgage Corporation | $ 5,225 | $ - | $ 5,225 | $ - |
| Federal National Mortgage Association | 5,170 | - | 5,170 | - |
| Debt securities: | | | | |
| Government-sponsored enterprises | 5,004 | - | 5,004 | - |
| Total securities available for sale | $ 15,399 | $ - | $ 15,399 | $ - |
| **March 31, 2012:** | | | | |
| Securities available for sale: | | | | |
| Mortgage-backed securities: | | | | |
| Federal Home Loan Mortgage Corporation | $ 7,719 | $ - | $ 7,719 | $ - |
| Federal National Mortgage Association | 17,405 | - | 17,405 | - |
| Debt securities: | | | | |
| Government-sponsored enterprises | 45,071 | - | 45,071 | - |
| Total securities available for sale | $ 70,195 | $ - | $ 70,195 | $ - |

## NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

For assets measured at fair value on a non-recurring basis, the fair value measurements by level within the fair value hierarchy used at March 31, 2012 are as follows:

| Description | Carrying Value | (Level 1) Quoted Prices in Active Markets for Identical Assets | (Level 2) Significant Other Observable Inputs | (Level 3) Significant Unobservable Inputs |
|---|---|---|---|---|
| | (In Thousands) | | | |
| **March 31, 2012** | | | | |
| Real estate owned | $ 139 | $ - | $ - | $ 139 |
| Impaired loans | 313 | - | - | 313 |

There were no assets measured at fair value on a non-recurring basis at March 31, 2013. There were no liabilities measured at fair value on a recurring or non-recurring basis at March 31, 2013 and 2012.

The following information should not be interpreted as an estimate of the fair value of the Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of certain of the Company's assets and liabilities at March 31, 2013 and 2012:

### Cash and Cash Equivalents, Interest Receivable and Interest Payable (Carried at Cost)

The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents, interest receivable and interest payable approximate their fair values.

### Securities

The fair value of all securities, whether classified as available for sale (carried at fair value) or held to maturity (carried at cost), is determined by reference to quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Securities are measured on a recurring basis. The fair values of these securities are obtained from quotes received from an independent broker. The Company's broker provides it with prices which are categorized as Level 2 since quoted prices in active markets for identical assets are generally not available. As the Company is responsible for the determination of fair value, it performs monthly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, the Company compares the prices received from the pricing service to a secondary pricing source. The Company's internal price verification procedures and review of fair value methodology documentation provided by independent pricing services has not historically resulted in adjustment in the prices obtained from the pricing service.

### Loans Receivable (Carried at Cost)

Fair value is estimated by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

**Impaired Loans (Carried based on Discounted Cash Flows)**

Impaired loans are those accounted for under ASC Topic 310 "Accounting by Creditors for Impairment of a Loan" in which the Company has measured impairment generally based on either the fair value of the loan's collateral or discounted cash flows. These assets are included as Level 3 fair values since they are based on either unobservable inputs that are significant to the discounted cash flow measurement or the fair value of the loan's collateral.

**Real Estate Owned**

Real estate owned, acquired through foreclosure or deed-in-lieu of foreclosure, is carried at the lower of cost or fair value less estimated selling costs. Fair value is estimated through current appraisals by a licensed appraiser and as such, foreclosed real estate properties are classified as Level 3.

**Federal Home Loan Bank of New York Stock (Carried at Cost)**

Fair value approximates cost basis as these instruments are redeemable only with the issuing agency at face value.

**Deposits (Carried at Cost)**

The fair value of non-interest-bearing demand, Crystal Checking, NOW, Super NOW, Money Market and Savings and Club accounts is the amount payable on demand at the reporting date. For fixed-maturity certificates of deposit, fair value is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

**Advances from Federal Home Loan Bank of New York (Carried at Cost)**

The fair value is estimated by discounting future cash flows using rates currently offered for liabilities of similar remaining maturities, or when available, quoted market prices.

**Commitments to Extend Credit**

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

As of March 31, 2013 and 2012, the fair value of the commitments to extend credit was not considered to be material.

## NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

### Commitments to Extend Credit (Continued)

The carrying amounts and fair values of financial instruments are as follows:

| March 31, 2013 | Carrying Value | Estimated Fair Value | (Level 1) Quoted Prices in Active Markets for Identical Assets | (Level 2) Significant Other Observable Inputs | (Level 3) Significant Unobservable Inputs |
|---|---|---|---|---|---|
| | | | (In Thousands) | | |
| Financial assets: | | | | | |
| Cash and cash equivalents | $ 25,896 | $ 25,896 | $ 25,896 | $ - | $ - |
| Securities available for sale | 15,399 | 15,399 | - | 15,399 | - |
| Securities held to maturity | 462,728 | 479,339 | - | 479,339 | - |
| Net loans receivable | 456,812 | 485,249 | - | - | 485,249 |
| Federal Home Loan Bank of New York stock | 3,897 | 3,897 | - | 3,897 | - |
| Interest receivable | 3,177 | 3,177 | - | 3,177 | - |
| Financial liabilities: | | | | | |
| Deposits | 763,692 | 770,479 | - | 770,479 | - |
| FHLB advances | 52,500 | 59,786 | - | 59,786 | - |
| Interest payable | 175 | 175 | - | 175 | - |

| March 31, 2012 | Carrying Value | Estimated Fair Value | (Level 1) Quoted Prices in Active Markets for Identical Assets | (Level 2) Significant Other Observable Inputs | (Level 3) Significant Unobservable Inputs |
|---|---|---|---|---|---|
| | | | (In Thousands) | | |
| Financial assets: | | | | | |
| Cash and cash equivalents | $ 40,257 | $ 40,257 | $ 40,257 | $ - | $ - |
| Securities available for sale | 70,195 | 70,195 | - | 70,195 | - |
| Securities held to maturity | 504,014 | 521,449 | - | 521,449 | - |
| Net loans receivable | 436,833 | 462,509 | - | - | 462,509 |
| Federal Home Loan Bank of New York stock | 5,127 | 5,127 | - | 5,127 | - |
| Interest receivable | 3,927 | 3,927 | - | 3,927 | - |
| Financial liabilities: | | | | | |
| Deposits | 826,275 | 835,021 | - | 835,021 | - |
| FHLB advances | 78,679 | 88,318 | - | 88,318 | - |
| Interest payable | 290 | 290 | - | 290 | - |

## NOTE 16 - COMMITMENTS AND CONTINGENCIES

The Company, Bank and Botany are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet investment needs and the financing needs of the Bank's customers. These financial instruments primarily include commitments to originate and purchase loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement in particular classes of financial instruments.

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments from lines of credit are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management's credit evaluation of the counterparty.

At March 31, 2013, the Bank had outstanding commitments to originate one-to four family mortgage loans totaling approximately $8.9 million which included $8.5 million for fixed-rate loans with interest rates ranging from 2.75% to 4.50%, and $336,000 for an adjustable rate loan with an initial rate 2.75%. Outstanding loan commitments at March 31, 2012 totaled $6.1 million. These commitments generally expire in three months or less.

At March 31, 2013, the Bank had outstanding commitments to originate multi-family real estate loans totaling approximately $2.9 million which included $850,000 for a fixed-rate loan with an interest rate of 4.00%, and $2.0 million in adjustable rate loans with initial rates ranging from 3.75% to 4.00%. At March 31, 2013, the Bank had outstanding commitments to originate adjustable rate commercial real estate loans totaling approximately $6.5 million with initial rates ranging from 4.00% to 4.50%. There were no outstanding multi-family and commercial real estate loan commitments at March 31, 2012. These commitments generally expire in three months or less.

At March 31, 2013, the Bank also had outstanding commitments to purchase $9.0 million in one-to four family mortgage loans which included $7.7 million in loans with fixed interest rates ranging from 2.75% to 3.75%, and $1.3 million in adjustable rate loans with initial rates ranging from 2.875% to 3.625%. At March 31, 2012, purchase commitments totaled $2.0 million.

At March 31, 2013 and 2012, undisbursed funds from customer approved unused lines of credit under a homeowners' equity lending program amounted to approximately $4.8 million and $4.4 million, respectively. Unless they are specifically cancelled by notice from the Bank, these funds represent firm commitments available to the respective borrowers on demand.

Management does not anticipate losses on any of the foregoing transactions.

Periodically, there have been various claims and lawsuits against the Company and Bank, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

## NOTE 17 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) included in stockholders' equity are as follows:

| | March 31, | |
|---|---|---|
| | 2013 | 2012 |
| | (In Thousands) | |
| Net unrealized gain on securities available for sale | $ 705 | $ 1,788 |
| Tax effect | (288) | (730) |
| Net of tax amount | 417 | 1,058 |
| Benefit plan adjustments | (1,023) | (742) |
| Tax effect | 418 | 303 |
| Net of tax amount | (605) | (439) |
| Accumulated other comprehensive (loss) income | $ (188) | $ 619 |

The components of other comprehensive (loss) and related tax effects are presented in the following table:

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (In Thousands) | | |
| Securities available for sale: | | | |
| Unrealized holding (loss) gain arising during the year | $ (436) | $ 69 | $ (613) |
| Less: reclassification adjustment for net realized gains | (647) | - | (872) |
| | (1,083) | 69 | (1,485) |
| Defined benefit pension plan: | | | |
| Pension loss | (438) | (478) | (170) |
| Prior service cost | 40 | 40 | 40 |
| Settlement charge | 117 | - | - |
| Net change in defined benefit pension plan liability | (281) | (438) | (130) |
| Other comprehensive (loss) before taxes | (1,364) | (369) | (1,615) |
| Tax effect | 557 | 138 | 645 |
| Other comprehensive (loss) | $ (807) | $ (231) | $ (970) |

## NOTE 18 - PARENT ONLY FINANCIAL INFORMATION

The following are the condensed financial statements for Clifton Savings Bancorp, Inc. (Parent company only) at March 31, 2013 and 2012 and for the years ended March 31, 2013, 2012 and 2011.

### STATEMENTS OF CONDITION

| | March 31, | |
|---|---|---|
| | 2013 | 2012 |
| **ASSETS** | (In Thousands) | |
| Cash and due from banks | $ 14,284 | $ 10,151 |
| Securities held to maturity, at cost | 1,374 | 10,365 |
| Loans receivable from Bank and MHC | 5,013 | 6,264 |
| Investment in subsidiary | 166,654 | 159,598 |
| Interest receivable | 54 | 100 |
| Other assets | 28 | 58 |
| **Total Assets** | $ 187,407 | $ 186,536 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Other liabilities | $ 79 | $ 75 |
| Stockholders' equity | 187,328 | 186,461 |
| **Total Liabilities and Stockholders' Equity** | $ 187,407 | $ 186,536 |

NOTE 18 - PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

**STATEMENTS OF INCOME**

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2013** | **2012** | **2011** |
| | | (In Thousands) | |
| Income: | | | |
| Dividends from subsidiary | $ - | $ 8,000 | $ 6,000 |
| Interest on loans | 223 | 253 | 280 |
| Interest on securities | 101 | 148 | 142 |
| **Total Income** | 324 | 8,401 | 6,422 |
| Non-interest expenses | 592 | 841 | 737 |
| **(Loss) Income before Income Taxes and Equity in Undistributed Earnings of Subsidiary** | (268) | 7,560 | 5,685 |
| Income tax (benefit) | (90) | (150) | (106) |
| **(Loss) Income before Equity in Undistributed Earnings of Subsidiary** | (178) | 7,710 | 5,791 |
| Equity in undistributed earnings of subsidiary | 6,788 | 167 | 3,021 |
| **Net Income** | $ 6,610 | $ 7,877 | $ 8,812 |

## NOTE 18 - PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

### STATEMENTS OF CASH FLOW

| | Years Ended March 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| | (In Thousands) | | |
| **Cash Flows From Operating Activities** | | | |
| Net income | $ 6,610 | $ 7,877 | $ 8,812 |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | | |
| Accretion of discounts | (1) | (1) | (1) |
| Decrease (increase) in interest receivable | 46 | (27) | 10 |
| Decrease in other assets | 30 | 4 | - |
| Increase (decrease) in other liabilities | 4 | 60 | (69) |
| Increase in deferred compensation obligation under Rabbi Trust | 19 | 21 | 23 |
| Equity in undistributed earnings of subsidiary | (6,788) | (167) | (3,021) |
| **Net Cash (Used In) Provided by Operating Activities** | (80) | 7,767 | 5,754 |
| **Cash Flows From Investing Activities** | | | |
| Proceeds from maturities and repayment of securities held to maturity | 8,992 | 754 | 806 |
| Purchases of securities held to maturity | - | (8,000) | - |
| Repayment of loan receivable from Savings Bank | 751 | 723 | 695 |
| Repayment of loan receivable from Clifton MHC | 500 | - | - |
| Loan to Clifton MHC | - | - | (250) |
| Cash dividends paid on unallocated ESOP shares used to repay loan receivable from Savings Bank | (149) | (138) | (150) |
| **Net Cash Provided by (Used In) Investing Activities** | 10,094 | (6,661) | 1,101 |
| **Cash Flows From Financing Activities** | | | |
| Dividends paid | (6,153) | (2,109) | (2,106) |
| Purchase of treasury stock | (27) | (11) | (2,707) |
| Exercise of stock options | 299 | - | - |
| Funding restricted stock awards | - | - | 309 |
| **Net Cash (Used in) Financing Activities** | (5,881) | (2,120) | (4,504) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | 4,133 | (1,014) | 2,351 |
| **Cash and Cash Equivalents - Beginning** | 10,151 | 11,165 | 8,814 |
| **Cash and Cash Equivalents - Ending** | $ 14,284 | $ 10,151 | $ 11,165 |

## NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

| | Quarter Ended | | | |
|---|---|---|---|---|
| | June 30, 2012 | September 30, 2012 | December 31, 2012 | March 31, 2013 |
| | (In Thousands, Except Per Share Data) | | | |
| Interest income | $ 9,590 | $ 8,940 | $ 8,600 | $ 8,263 |
| Interest expense | 3,436 | 3,064 | 2,800 | 2,537 |
| **Net Interest Income** | 6,154 | 5,876 | 5,800 | 5,726 |
| Provision for loan losses | 100 | 192 | 450 | 20 |
| Non-interest income | 171 | 396 | 278 | 309 |
| Non-interest expenses | 3,421 | 3,382 | 3,426 | 3,682 |
| Income taxes | 984 | 950 | 688 | 805 |
| **Net Income** | $ 1,820 | $ 1,748 | $ 1,514 | $ 1,528 |
| Net income per common share - basic and diluted | $ 0.07 | $ 0.07 | $ 0.06 | $ 0.06 |
| Dividends per common share | $ 0.06 | $ 0.06 | $ 0.12 | $ - |
| Weighted average number of common shares and common stock equivalents outstanding: | | | | |
| Basic | 25,654 | 25,672 | 25,690 | 25,727 |
| Diluted | 25,673 | 25,689 | 25,801 | 25,924 |

**NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)**

| | Quarter Ended | | | |
|---|---|---|---|---|
| | June 30, 2011 | September 30, 2011 | December 31, 2011 | March 31, 2012 |
| | (In Thousands, Except Per Share Data) | | | |
| Interest income | $ 10,652 | $ 10,345 | $ 10,161 | $ 9,916 |
| Interest expense | 4,213 | 4,154 | 4,018 | 3,764 |
| **Net Interest Income** | 6,439 | 6,191 | 6,143 | 6,152 |
| Provision for loan losses | 60 | 0 | 76 | 111 |
| Non-interest income | 267 | 263 | 163 | 220 |
| Non-interest expenses | 3,864 | 3,246 | 3,042 | 3,387 |
| Income taxes | 991 | 1,139 | 1,106 | 939 |
| **Net Income** | $ 1,791 | $ 2,069 | $ 2,082 | $ 1,935 |
| Net income per common share - basic and diluted | $ 0.07 | $ 0.08 | $ 0.08 | $ 0.08 |
| Dividends per common share | $ 0.12 | $ - | $ 0.06 | $ 0.06 |
| Weighted average number of common shares and common stock equivalents outstanding: | | | | |
| Basic | 25,580 | 25,598 | 25,617 | 25,635 |
| Diluted | 25,690 | 25,605 | 25,625 | 25,650 |

**NOTE 20 – WITHDRAWAL OF APPLICATION OF PLAN OF CONVERSION AND REORGANIZATION**

On November 8, 2010, the Company, the Bank and the MHC adopted a Plan of Conversion and Reorganization (the "Plan of Conversion") pursuant to which the Bank planned to reorganize from the two-tier mutual holding company structure to the stock holding company structure. Pursuant to the Plan of Conversion: (1) the MHC would have merged with and into the Company, with the Company being the surviving entity (the "MHC Merger"); (2) the Company would have merged with and into a newly formed corporation named Clifton Savings Bancorp, Inc. (the "Holding Company"); (3) the shares of common stock of the Company held by persons other than the MHC (whose shares would have been canceled) would have been converted into shares of common stock of the Holding Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons; and (4) the Holding Company would have offered and sold shares of its common stock to certain depositors and borrowers of the Bank and others in the manner and subject to the priorities set forth in the Plan of Conversion.

**NOTE 20 – WITHDRAWAL OF APPLICATION OF PLAN OF CONVERSION AND REORGANIZATION (CONTINUED)**

The transactions contemplated by the Plan of Conversion were subject to approval by the shareholders of the Company, the members of Clifton MHC and the Company's primary federal regulator.

On February 7, 2011, the Company announced the postponement of the conversion and offering following the issuance of a "Needs to Improve" rating to the Bank by OTS, the Bank's former primary federal regulator, as a result of its recent Community Reinvestment Act examination. On June 22, 2011, the Company announced that it had withdrawn its application for conversion that had been pending before the OTS. As a result of the postponement and withdrawal of the application for conversion, the Company expensed approximately $939,000 in conversion and offering costs, which represents all of the costs associated with the conversion and offering. For the years ended March 31, 2012 and 2011, $520,000 and $419,000 in conversion costs were expensed, respectively. The conversion costs incurred consisted of legal expense of $302,000 and $248,000, other non-interest expenses of $218,000 and $141,000, and occupancy expense of premises of $-0- and $30,000, respectively, for the years ended March 31, 2012 and 2011. The Bank has focused on improving its record of lending to lower income individuals in the communities served by the Bank. The Company remains committed to the completion of its conversion offering, but does not plan to proceed with its offering until the Bank is able to obtain a rating of "satisfactory" or better on its CRA performance.

## Stock Performance Graph

The following graph compares the cumulative total stockholder return on the Company's common stock with the cumulative total return on the Nasdaq Composite Index (U.S. Companies) and the SNL Thrift Index. Total return assumes the reinvestment of all dividends. The graph assumes $100 was invested at the close of business on March 31, 2008.



Total Return Performance
Clifton Savings Bancorp, Inc. (MHC)
NASDAQ Composite
SNL Thrift Index
Index Value
175
150
125
100
75
50
25
03/31/08
03/31/09
03/31/10
03/31/11
03/31/12
03/31/13


| | *Period Ending* | | | | | |
|---|---|---|---|---|---|---|
| ***Index*** | **03/31/08** | **03/31/09** | **03/31/10** | **03/31/11** | **03/31/12** | **03/31/13** |
| Clifton Savings Bancorp, Inc. (MHC) | 100.00 | 101.17 | 95.78 | 125.74 | 113.03 | 138.25 |
| NASDAQ Composite | 100.00 | 67.75 | 107.29 | 125.73 | 141.28 | 151.73 |
| SNL Thrift Index | 100.00 | 55.92 | 67.01 | 64.08 | 60.61 | 71.29 |

# Notes



# Investor and Corporate Information



## Annual Meeting

The annual meeting of stockholders will be held at 9:00 a.m., on August 8, 2013, at the Valley Regency located at 1129 Valley Road, Clifton, New Jersey 07013.

## Stock Listing

Clifton Savings Bancorp, Inc.'s common stock is listed on the Nasdaq Global Select Market under the symbol "CSBK."

## Price Range of Common Stock

The following table sets forth the high and low sales prices of Clifton Savings Bancorp, Inc.'s common stock, as reported on the Nasdaq Global Select Market, and the per share dividend declared during each quarter. Clifton MHC, our majority stockholder, has waived its right to receive these dividends for the quarters ended June 30, September 30, and December 30, 2011. As a result of restrictions implemented by the Board of Governors of the Federal Reserve System, Clifton MHC was unable to waive its receipt of dividends declared by Clifton Savings Bancorp, Inc., beginning with the quarter ended March 31, 2012. As a result of such regulatory considerations, Clifton Savings Bancorp can make no assurances that it will continue to declare regular quarterly cash dividends or that its dividend policy will not change in the future.

| | Year Ended March 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | |
| | High | Low | Dividend Declared | High | Low | Dividend Declared |
| First quarter | $10.53 | $9.88 | $0.06 | $11.88 | $9.94 | $0.12 |
| Second quarter | $11.00 | $9.56 | $0.06 | $11.22 | $9.00 | $0.00 |
| Third quarter | $11.35 | $9.98 | $0.12 | $10.62 | $8.89 | $0.06 |
| Fourth quarter | $12.88 | $11.13 | $0.00 | $10.85 | $9.28 | $0.06 |

At May 31, 2013, there were 1,270 holders of record of Clifton Savings Bancorp common stock.

## Stockholders and General Inquiries

Bart D'Ambra
Clifton Savings Bancorp, Inc.
1433 Van Houten Avenue
Clifton, New Jersey 07013
973.473.2200

## Annual and Other Reports

A copy of the Clifton Savings Bancorp Annual Report on Form 10-K without exhibits for the year ended March 31, 2013, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting:
Bart D'Ambra
Clifton Savings Bancorp, Inc.
1433 Van Houten Avenue
Clifton, New Jersey 07013.

## Independent Registered Public Accountants

ParenteBeard LLC
100 Walnut Avenue, Suite 200
Clark, New Jersey 07066

## Corporate Counsel

Kilpatrick Townsend & Stockton LLP
Suite 900
607 14th Street, NW
Washington, DC 20005

## Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

# Directors and Officers



## Directors of Clifton Savings Bancorp, Inc., Clifton MHC and Clifton Savings Bank

**John A. Celentano, Jr.**
Chairman of the Board and
Chief Executive Officer –
Clifton Savings Bancorp, Inc.,
and Clifton MHC
Chairman of the Board –
Clifton Savings Bank

**Stephen Adzima**
President – Universal Electric Motor
Service, Inc.

**Thomas A. Miller**
Retired Owner – The T.A. Miller & Co., Inc.

**John H. Peto**
Real Estate Investor

**Charles J. Pivirotto**
Managing Shareholder –
Pivirotto & Company, CPA's, PA

**Cynthia Sisco**
Property Management

**Joseph C. Smith**
President – Smith-Sondy
Asphalt Construction Co.

## Executive Officers of Clifton Savings Bancorp, Inc., and Clifton MHC

**John A. Celentano, Jr.**
Chairman of the Board and
Chief Executive Officer

**Walter Celuch**
President – Clifton Savings Bancorp, Inc.,
and Clifton MHC and
Corporate Secretary – Clifton Savings
Bancorp, Inc.

**Christine R. Piano, CPA**
Chief Financial Officer
and Treasurer

**Bart D'Ambra**
Corporate Secretary – Clifton MHC

## Officers of Clifton Savings Bank

**John A. Celentano, Jr.**
Chairman of the Board

**Walter Celuch**
President, Chief Executive Officer
and Secretary

**Bart D'Ambra**
Executive Vice President and
Chief Operating Officer

**Stephen A. Hoogerhyde**
Executive Vice President and
Chief Lending Officer

**Christine R. Piano, CPA**
Executive Vice President and
Chief Financial Officer

**Tracy Tripucka**
Senior Vice President and
Commercial Loan Officer

**Ted Munley**
Senior Vice President and
Branch Coordinator

**Linda Fisher**
Senior Vice President and Loan Officer

**Susan L. Horant**
Vice President and Security Officer

**Eleanor Bakelaar-Menniti**
Vice President and N.O.W. Administrator

**Coleen Kelley**
Vice President and
IRA Administrator

**Nancy Na**
Vice President and Controller

**Bernadette McDonald**
Vice President and Human Resources
Adminstrator

**Claire L. Giancola**
Vice President and Training Manager

**Richard M. Bzdek**
Vice President and Enterprise Risk
Manager

**Thomas M. Hill**
Vice President and Compliance Officer

**Rizwan Majeed**
Vice President – Accounting

# Branch Office Locations



**Montclair Heights**
**(Main Office)**
1433 Van Houten Avenue
Clifton, NJ 07013
973.473.2200 / 973.473.2020

**Mortgage Department**
4 Brighton Road
Clifton, NJ 07012
973.778.6791

**Richfield**
1055 Clifton Avenue
Clifton, NJ 07013
973.473.2323

**Lyndhurst**
401 Valley Brook Avenue
Lyndhurst, NJ 07071
201.935.2548

**Lakeview Avenue**
319 Lakeview Avenue
Clifton, NJ 07011
973.478.1260

**Athenia**
646 Van Houten Avenue
Clifton, NJ 07013
973.473.0025

**Valley Road**
387 Valley Road
Clifton, NJ 07013
973.279.1505

**Woodland Park**
1530 Route 46 West
Woodland Park, NJ 07424
973.785.2395

**Palisade Avenue**
247 Palisade Avenue
Garfield, NJ 07026
973.478.5050

**Lanza Avenue**
369 Lanza Avenue
Garfield, NJ 07026
973.478.1200

**Wallington**
55 Union Boulevard
Wallington, NJ 07057
973.779.7306

**Wayne**
1158 Hamburg Turnpike
Wayne, NJ 07470
973.628.1611

**Fair Lawn**
33-11 Broadway
Fair Lawn, NJ 07410
201.794.4605

Passaic County
Bergen County
Wayne
Woodland Park
Clifton (5)
Fair Lawn
Garfield (2)
Wallington
Lyndhurst
New Jersey


CLIFTON
SAVINGS
BANCORP, INC.
The Commonsense Bank

Clifton Savings Bank
1433 Van Houten Avenue
P.O. Box 2149, Clifton, NJ 07015-2149
973.473.2200